Form 10KSB, Exhibit 13
period 1996-12-31
CARNEGIE BANCORP
filed 1997-03-31
CIK 915277

Dear Shareholders:


Our growth continues to be spectacular! Even though our acquisition of Regent Bancshares Corp. didn't come to fruition due to problems causing extensive delays in consummating the deal, we garnered several benefits from the process. Our Langhorne, Pennsylvania office, opened only to accommodate the merger, is now at $10.5 million in deposits and $33.1 million in loans. We also purchased $32.9 million in quality, seasoned loans from Regent National Bank.

Our loan portfolio grew 62.2% from $162.6 million at December 31, 1995 to $263.8 million at December 31, 1996. We continue to maintain high underwriting standards and lending practices. Total assets grew 37.0% for the year, and deposits grew 43.9% for the same period. Net income for 1996 was greater than 1995, and that was noteworthy when we examine the components of that performance. Our four newest offices - Toms River (opened November 1995), Montgomery (opened January 1996), Langhorne (opened May 1996), and Flemington (opened March 1996 as a loan production office and August 1996 as a full-service office) - all operated at losses as expected during the year. Those losses totaled $841.3 thousand pre-tax. The Toms River Office has been operating profitably during the first two months of 1997. Montgomery reached a break-even performance level in February 1997. Langhorne achieved profitability in February 1997, with the addition of the loans purchased from Regent National Bank. Flemington achieved a break-even performance level in January 1997 while operating from their temporary office; however, with the move into a permanent location and the additional occupancy expenses associated therewith, we expect that a true break-even will occur during mid-1997. We do not anticipate opening any new offices in 1997, but expect to do so in 1998.

Another component of our earnings performance for this year was the tremendous growth in our loan portfolio. Well over $1 million of our provision for loan losses was made for that growth. Management plans to continue our rate of growth over the next two years to achieve an asset size of $500 million. We may even exceed that mark if we acquire one or more banks within the next two years, however, that is not essential to our plan. After achieving our targeted growth in 1997 and 1998, we shall change the primary goals of the Company from achieving spectacular asset growth with good earnings to achieving excellent earnings and moderate asset growth. We are convinced that this plan is the best way to maximize the value of our common stock for shareholders.

We express sincere gratitude to our directors, officers, employees, shareholders, customers and friends for all they have done. We look forward to apprising them of our progress and sharing in that progress with them.

Your management promises to prudently execute our plans while always maintaining the interests of our stakeholders.


Sincerely,
Thomas L. Gray, Jr.
President and
Chief Executive Officer

Management's Discussion and Analysis of Financial Condition and Results of Operations

The Management's Discussion and Analysis of Financial Condition and Results of Operations of the Company analyzes the major elements of its consolidated balance sheets and statements of income. This section should be read in conjunction with the Company's consolidated financial statements and accompanying notes, included herein.

Overview and Strategy

Since it commenced operations in April, 1988, the Company has increased its asset base at a rapid pace. The Company's assets have grown from $51.3 million at December 31, 1989 to $343.4 million at December 31, 1996, a compound annual growth rate of 31.2%. This growth has come both through the Company's success in penetrating its original market in the Princeton, New Jersey area, and through expansion into other market areas in New Jersey and, recently, Pennsylvania.
New branch offices were opened in Toms River, New Jersey in November 1995, Montgomery, New Jersey in January 1996, Langhorne, Pennsylvania in May 1996, and Flemington, New Jersey in August, 1996. Carnegie also relocated its Hamilton branch office to a location with more parking and better access in October 1996. Although the Company's emphasis has been on growth, the Company became profitable in its second quarter of operations, and its net income was $2.1 million for the year ended December 31, 1996. As a result of the Company's success in continuing growth while maintaining profitability, and in order to provide the stockholders with a return on their investment, the Company began paying cash dividends in the first quarter of 1992. The Company has continued to pay cash dividends in every quarter since the first quarter of 1992. The dividend per share for 1995 and 1996 was $.48 and $.49, respectively. The first quarter dividend of 1997, declared on January 15, 1997, was $0.14 per share, or, on an annualized basis, is $.56 per share.

1996 was marked by an improved economy in the Company's market areas and the Company posted significant increases in deposits and loans. Net income increased from 1995 levels despite operating four new offices that were not yet profitable as of December 31, 1996. In January, 1997, the Company and Regent Bancshares Corp. ("Regent") mutually agreed to terminate their proposed merger due to the significant delays which had been experienced. In connection with the termination of the proposed merger, and pursuant to the terms of the Merger Agreement, Regent paid Carnegie the sum of $722 thousand in reimbursement for expenses incurred by Carnegie in connection with the merger. The termination of the merger therefore did not affect the Company's results of operation for 1996.

Net Income

The Company earned $2.1 million, or $1.01 per share, on a primary basis, and $1.00 per share on a fully diluted basis for the year ended December 31, 1996 compared to $2.1 million, or $1.08 per share on a primary basis and $1.07 per share on a fully diluted basis for the year ended December 31, 1995. Net interest income increased $3.3 million or 32.6% which was partially offset by an increase in non-interest expenses of $2.3 million. Most of the increase in non-interest expense was attributable to having four new branch offices open in 1996. Additionally, the provision for loan losses increased $1.2 million, primarily due to loan growth including the purchase of $32.8 million in loan participations from Regent. That additional expense was partially offset by net gains on the sale of securities and other real estate owned of $599 thousand. For the year ended December 31, 1995, the Company earned $2.1 million, or $1.08 per share on a primary basis, and $1.07 per share on a fully diluted basis, an increase of $589 thousand, or 38.3% compared to the year ended December 31, 1994. This increase was primarily due to a $1.8 million, or 21.8% increase in net interest income partially offset by higher non-interest expense, an increase in non-interest income, a decrease in the provision for loan losses and increased income tax expense. The decline in net income per share in 1996 was the result of the increase in the Company's average shares outstanding through the exercise of stock purchase warrants and stock options.

Average Balances and Net Interest Income

Net interest income, the primary source of the Company's earnings, is the difference between interest and fees earned on loans and other interest-earning assets, and interest paid on deposits and other interest-bearing liabilities. Interest-earning assets include loans to businesses and individuals, investment securities, interest-earning deposits with other banks, and Federal funds sold in the inter-bank market. Interest-bearing liabilities are comprised primarily of interest-bearing demand accounts, savings accounts, money market accounts, time deposits and borrowed funds. Funds attracted by interest-bearing liabilities are invested in interest-earning assets. Accordingly, net interest income depends upon the volume and mix of interest-earning assets and interest-bearing liabilities and the interest rates earned or paid on them.

The following table illustrates the Company's consolidated average balances of assets, liabilities and stockholders' equity for the years ended December 31, 1996, 1995 and 1994, as well as the amount of interest income/expense on related items, and the Company's average interest yield for such periods. The interest yields have been computed on a fully tax-equivalent basis, assuming a Federal income tax rate of 34%.

Average Balance Sheet With Resultant Interest Income/Expense And Average Rates

                                                   1996                           1995                            1994
                                        --------------------------      --------------------------       --------------------------
                                                 Interest                        Interest                        Interest
                                        Average   Income/  Average      Average   Income/  Average       Average   Income/  Average
                                        Balance   Expense    Rate       Balance   Expense    Rate        Balance   Expense    Rate
                                        -------  --------  -------      -------  --------  -------       -------  --------  -------
                                                                          [Dollars in thousands)
Assets
Earning Assets:
  Federal Funds Sold                    $  1,989  $   106    5.33%      $  8,040  $   475    5.91%       $  6,969  $  290    4.16%
  Investment Securities:
  Securities available for sale:
    U. S. Government & Mortgage-
      backed Securities                   30,488    2,048    6.72%        37,146    2,384    6.42%         27,396   1,753    6.40%
    State & Political
      Subdivisions (1)                     7,432      580    7.80%             -        -       -               -       -      -
    Other Securities                       6,038      378    6.26%         2,462      151    6.13%          1,382      75    5.43%
                                          43,958    3,006    6.84%        39,608    2,535    6.40%         28,778   1,828    6.35%
  Securities held to maturity:
    U.S. Government & Mortgage-
      backed Securities                   18,524    1,324    7.15%             -        -       -               -       -      -
    State & Political Subdivisions (1)         -        -       -         18,531    1,468    7.92%          9,596     779    8.12%
                                          18,524    1,324    7.15%        18,531    1,468    7.92%          9,596     779    8.12%
        Total Investment
          Securities                      62,482    4,330    6.93%        58,139    4,003    6.89%         38,374   2,607    6.79%
Loans: (2) (3)
  Commercial Loans and
    Commercial Mortgages                 174,154   17,482   10.04%       119,618   12,248   10.24%         95,177   8,740    9.18%
  Residential Mortgages                   22,239    1,911    8.59%        25,243    2,189    8.67%         25,075   1,955    7.80%
  Installment Loans                        9,114      849    9.32%         2,924      290    9.92%          2,391     228    9.54%
        Total Loans                      205,507   20,242    9.85%       147,785   14,727    9.97%        122,643  10,923    8.91%
          Total Earning
            Assets                       269,978   24,678    9.14%       213,964   19,205    8.98%        167,986  13,820    8.23%
Non-Interest Earning Assets:
  Loan Loss Reserve                       (2,079)                         (1,562)                          (1,076)
  Held For Sale
    Securities Valuation                    (140)                         (1,275)                          (1,217)
  All Other Assets                        18,051                          13,533                           10,408
        Total Assets                     285,810                         224,660                          176,101

Liabilities & Equity
Interest-Bearing Liabilities:
  Savings and Money Market
    Accounts                            $ 88,998    3,519    3.95%      $ 79,988    3,096    3.87%       $100,034 $ 3,747    3.75%
  Time Deposits                          102,450    5,576    5.44%        86,803    5,071    5.84%         37,344   1,400    3.75%
  Borrowed Funds                          30,879    1,789    5.79%         4,906      297    6.05%             38       2    5.26%
        Total Interest-Bearing
          Liabilities                    222,327   10,884    4.90%       171,697    8,464    4.93%        137,416   5,149    3.75%
Demand Deposits.                          40,684                          32,287                           24,663
Other Liabilities                            640                             826                              515
Shareholders' Equity                      22,159                          19,850                           13,507
Total Liabilities & Equity              $285,810                        $224,660                         $176,101
Net Interest Income
  (fully taxable basis)                           $13,794                         $10,741                         $ 8,671
Net Interest Margin
  (fully taxable basis)                                      5.11%                           5.02%                          5.16%
Equity to Assets Ratio                                       7.75%                           8.84%                          7.67%

(1) The tax-equivalent basis adjustment was computed based on a Federal income tax rate of 34%.
(2) Includes non-performing loans.
(3) Included in interest income are loan fees.

The following table presents by category the major factors that contributed to the changes in net interest income for each of the years ended December 31, 1996 and 1995, as compared to each respective previous period. Amounts have been computed on a fully tax-equivalent basis, assuming a Federal income tax rate of 34%.

Analysis of Changes in Net Interest Income

                                  1996 compared to 1995   1995 compared to 1994
                                -----------------------  -----------------------
                                   Increase                Increase
                                  (Decrease)              (Decrease)
                                    Due to                  Due to
                                 -------------           -------------
                                 Volume   Rate     Net   Volume   Rate    Net
                                 ------   ----     ---   ------   ----    ---
                                           (Dollars in thousands)
Interest Earned On:
  Federal Funds Sold            $ (357)  $ (12)  $ (369) $  45   $ 140   $ 185
  Investment Securities:
    Securities available for sale:
      U.S. Government &
       Mortgage-backed Securities (427)     91     (336)   624       7     631
    State & Political Subdivisions 589      (9)     580     -       -       -
    Other Securities               219       8      227     59      17      76
                                   381      90      471    683      24     707
Securities held to maturity:
  U.S. Government &
   Mortgage-backed Securities    1,189     135    1,324      -       -       -
  State & Political
   Subdivisions (1)             (1,468)      -   (1,468)   725     (36)    689
                                  (279)    135     (144)   725     (36)    689
    Total Investment Securities    102     225      327  1,408     (12)  1,396
Loans:
  Commercial Loans &
   Commercial Mortgages          5,584    (350)   5,234  2,244   1,264   3,508
  Residential Mortgages           (260)    (18)    (278)    13     221     234
  Installment Loans                614     (55)     559     51      11      62
    Total Loans                  5,938    (423)   5,515  2,308   1,496   3,804
    Total Interest Income        5,683    (210)   5,473  3,761   1,624   5,385
Interest Paid On:
  Savings and Money
   Market Accounts                 349      74     423    (751)    100    (651)
  Time Deposits                    914    (409)    505   1,854   1,817   3,671
  Federal Funds Borrowed         1,572     (80)  1,492     256      39     295
    Total Interest Expense       2,835    (415)  2,420   1,359   1,956   3,315
    Net Interest Income          2,848     205   3,053   2,402    (332)  2,070

Interest income on a fully tax-equivalent ("FTE") basis, which adjusts for the tax-exempt status of income earned on certain investments to express such income as if it were taxable, increased $5.5 million, or 28.6 %, to $24.7 million for 1996 compared to $19.2 million for 1995. The improvement in interest income was primarily due to volume increases in the loan portfolio as Carnegie benefited from strong loan demand and the purchase of $32.8 million of loan participations from Regent National Bank during the last two quarters of 1996, which produced a volume related increase in interest income on loans of $5.9 million.

Interest expense for the year ended December 31, 1996 increased by $2.4 million, or 28.6%, to $10.9 million from $8.5 million for the year ended December 31, 1995. The increase in interest expense was due primarily to volume increases in savings and money market accounts, time deposits and borrowed funds accounting for $349 thousand, $914 thousand, and $1.6 million, respectively of the volume related increase in interest expense. These volume related increases were partially offset by rate decreases in time deposits and borrowed funds which accounted for a $409 thousand and $80 thousand decrease in interest expense. Rate increases in savings and money market accounts increased interest expense by $74 thousand. Volume increases are the result of pricing decisions made by management in response to the need for a cost effective source of funds, primarily to provide for loan growth.

In the year ended December 31, 1995, interest income on a FTE basis increased $5.4 million, or 39.1%, to $19.2 million for 1995 compared to $13.8 million for 1994. The improvement in interest income was primarily due to volume increases in the loan portfolio and investment securities portfolio as Carnegie benefited from an improved economy in New Jersey and continued its historical growth rate, which produced an increase in interest income on loans of $2.3 million and an increase in interest income on investments of $1.4 million. Interest income was further increased by $1.5 million due to rate increases on loans during a period of rising rates.

Interest expense for the year ended December 31, 1995 increased by $3.4 million, or 66.7%, to $8.5 million from $5.1 million for the year ended December 31, 1994. The increase in interest expense was due primarily to rate increases in consumer certificates of deposit and certificates of deposit over $100 thousand, which accounted for $2.0 million of the increase, and volume increases accounting for $1.4 million, resulting primarily from volume increases in time deposits, offset by a decrease of $751 thousand attributable to volume decreases in money market accounts. These volume increases reflected management's decision to emphasize certificates of deposit over $100 thousand and six month consumer certificates of deposit as cost effective sources of funds.

The Company's net interest margin, which measures net interest income as a percentage of average earning assets, was 5.11%, 5.02%, and 5.16% for the years ended December 31, 1996, 1995 and 1994, respectively, due to the combination of factors mentioned above.

Non-Interest Income

The Company's non-interest income consists of service fees on deposits, other fees and commissions, gains on the sale of other real estate owned, investment securities gains and investment securities losses.

Total non-interest income was $1.4 million for 1996 compared to $744 thousand for 1995, an increase of $616 thousand, or 82.8%. Increases included $197 thousand, or 83.5% in service fees on deposits and $52 thousand, or 20.1% in other fees and commissions. In our continuing efforts to improve non-interest income, toward the end of 1995, the Company entered into an arrangement with Beacon Trust Company, headquartered in Chatham, New Jersey. Beacon has established a branch office located inside the Company's main office lobby to generate additional trust accounts and customers. The Company shares in the income from that business.

Service fees on deposits decreased by $11 thousand in 1996 compared to 1995. Although the average balance of deposits increased by $33.0 million or 16.6% in 1996, the Company experienced a decline in overdraft fee income in comparison to 1995 which accounted for the decline in deposit fee income. The decrease was offset by a $28 thousand increase in other fees and commissions. Other fees and commissions increased as a result of the Company's continued branch expansion. The Company realized a $294 thousand gain on the sale of other real estate owned, compared to "none" in 1995. The Company also realized net securities gains on available-for-sale securities of $305 thousand in 1996, compared to "none" in 1995. In 1996, available-for-sale securities were sold in the ordinary course of business to take advantage of opportunities to restructure the portfolio to shorten maturities or improve income, as well as to fund loan growth.

Total non-interest income was $744 thousand for 1995 compared to $495 thousand for 1994, an increase of $249 thousand, or 50.3%. Increases included $197 thousand, or 83.5% in service fees on deposits and $52 thousand, or 20.1% in other fees and commissions.

The increase in service charges on deposit accounts in 1995 was primarily the result of an increase in the average balance of deposits outstanding during 1995 coupled with an increase in the fees charged. The increase in other fees and commissions was due to continued expansion of the branch system and an increase in rates charged.

Non-Interest Expense

For the year ended December 31, 1996, total non-interest expense increased $2.3 million, or 30.2%, to $10.1 million for 1996 from $7.7 million for 1995. Of this increase, $1.3 million was attributable to salaries and benefits due to an increase in the number of employees required by the Company's growth, and establishment of four newly opened branch offices, as well as merit and cost of living adjustments. At December 31, 1996, the Company had 118 full-time equivalent employees compared to 109 full-time equivalent employees at December 31, 1995.

Occupancy expense increased $442 thousand, or 43.2% during 1996 compared to 1995, due primarily to increased lease expenses incurred as a result of the full year effect during 1996 of the relocated and larger corporate headquarters opened in April 1995, plus the additional lease expenses incurred because of four new branch offices opened in Toms River, New Jersey in November 1995, Montgomery, New Jersey in January 1996, Langhorne, Pennsylvania in May 1996, and Flemington, New Jersey in August 1996. Furniture and equipment expenses increased $332 thousand, or 59.0%, due primarily to depreciation on purchases of additional furniture and computer equipment for the new office locations.

Other expenses increased by $247 thousand, or 9%, due to the continued growth of the Company's deposit base, which resulted in increased supplies, communications and professional expenses partially offset by a reduction in FDIC insurance premiums.

FDIC insurance premiums decreased by $233 thousand to $2 thousand for 1996 from $235 thousand for 1995, although the Company's deposit base increased by 43.9% comparing year end 1996 to year end 1995. This decrease in FDIC insurance premiums was due to the recapitalization of the FDIC's Bank Insurance Fund and the subsequent reduction in insurance premium rates.

For the year ended December 31, 1995, total non-interest expense increased $1.6 million, or 26.2%, to $7.7 million compared to $6.1 million for 1994. Of this increase, $803 thousand was attributable to salaries and benefits due to an increase in the number of employees required by the Company's growth, and establishment of additional offices, as well as merit and cost of living adjustments.

Occupancy expense increased $323 thousand, or 46.1% during 1995 compared to 1994, due primarily to increased lease expense incurred for the relocated and larger corporate headquarters facilities. Furniture and equipment expenses increased $221 thousand, or 61.0%, due primarily to depreciation on purchases of additional computer equipment and depreciation on replacements of other furniture and equipment.

Other expenses increased by $321 thousand, or 13.3%, during 1995 due to the continued growth of the Company's deposit base, which resulted in increased supplies, communications and professional expenses partially offset by a reduction in FDIC insurance premiums.

FDIC insurance premiums decreased by $103 thousand to $235 thousand for 1995 from $338 thousand for 1994, although the Company's deposit base increased by 18.9% for the comparable periods. This decrease in FDIC insurance premiums was due to a refund of $119 thousand received in September 1995 which resulted from the recapitalization of the FDIC's Bank Insurance Fund and the subsequent reduction in insurance premium rates.

Income Tax Expense

The income tax provision, which includes both Federal and state taxes, for the years ended December 31, 1996, 1995 and 1994 was $1.1 million, $765 thousand and $656 thousand, respectively.

The increase in 1996 total tax expense was primarily the result of an increase in operating income, and a decrease in tax-exempt investment securities income. The increase in 1995 total tax expense was primarily the result of an increase in operating income, partially offset by an increase in tax-exempt securities income.The effective tax rate was 34.6% in 1996, 26.4% in 1995 and 29.9% in 1994.

Return on Average Equity and Average Assets

Two industry measures of the performance by a banking institution are its return on average assets and return on average equity. Return on average assets ("ROA") measures net income in relation to total average assets and indicates a Company's ability to employ its resources profitably. For 1996, the Company's ROA was .75%, compared to .95% in 1995. Return on average equity ("ROE") is determined by dividing annual net income by average stockholders' equity and indicates how effectively a company can generate net income on the capital invested by its stockholders. ROE decreased from 10.7% in 1995 to 9.68% in 1996. This decline in the Company's ROA and ROE was primarily the result of branch expansion and loan growth in 1996. New branch offices were opened November 1995 in Toms River, New Jersey, January 1996 in Montgomery, New Jersey, May 1996 in Langhorne, Pennsylvania, and August 1996 in Flemington, New Jersey. These new startup branches operated at a loss during 1996. Additionally, in mid September and early October 1996, the Company purchased $32.8 million in loan participations from Regent National Bank. Internal loan growth during the second half of 1996 was also strong, growing $36.3 million. Provisions were made for these new loans in accordance with the Company's loan loss policy; however, the full year effect of the interest income will not be realized until 1997.

Loan Portfolio

The Company's target market for its commercial and consumer loans are small businesses, professionals and high net worth individuals in the market areas surrounding the Company's branches. Senior loan officers are intimately involved in the loan approval process, and in helping meet the financing needs of customers.

The Company's loan portfolio consists of commercial mortgage loans, commercial and financial loans, residential mortgage loans and real estate construction loans. In addition, the Company makes a small number of consumer installment loans as an accommodation to its customers.

The Company's net loans at December 31,1996 totaled $263.8 million, an increase of $101.2 million, or 62.2%, compared to net loans at December 31, 1995 of $162.6 million. The increase in the portfolio was concentrated in commercial and financial loans and commercial mortgage loans, and is attributed to greater penetration of the marketplace and an improvement in the general economic environment in New Jersey, as well as to $32.8 million in loan participations purchased from Regent National Bank in September and October 1996. On January 14, 1997, the Company purchased Regent's remaining interest in these loans, a then current principal balance of $32.9 million, with servicing released.

Commercial and financial loans increased to $79.9 million, an increase of $35.5 million, or 79.8%, over the December 31, 1995 balance of $44.4 million. Commercial and financial loans are primarily made to small businesses and professionals for working capital purposes with maturities generally between one and seven years. The majority of these loans are collateralized by real estate consisting of single family residential properties and further secured by personal guarantees. The Company generally requires that there be a loan to value ratio not exceeding 80% on these loans. The Company also reviews borrowers' cash flows in analyzing loan applications. Risks inherent in these loans include risks that a borrower's cash flow generated from its business may not be sufficient to repay the loans, either because of general economic downturns, downturns specific to the borrower's business or interest rate changes which cause deterioration in a borrower's cash flow as well as risks associated with the collateral securing the loans, such as possible deterioration in value of the collateral or environmental contamination of the collateral.

Commercial mortgages totaled $133.9 million at December 31, 1996 versus $77.7 million at December 31, 1995, an increase of $56.2 million, or 72.3%. Commercial mortgage loans are granted to professionals such as doctors, lawyers, and accountants who purchase office condominium units for their practices and other small business persons who purchase commercial real estate for use in their businesses. The Company will generally not finance in excess of 75% of the appraised value. In reviewing a borrower's qualifications, the Company pays particular attention to cash flow. In addition, the Company frequently requires personal guarantees. Risk factors associated with these loans include general economic performance which will affect vacancy rates for commercial properties and the ability of professionals to maintain and sustain a practice as well as the resale value which may be yielded on a particular property.

The Company originates and retains residential mortgage loans. The majority of these loans are made as accommodations to existing customers which is reflected in the marginal decrease in 1996 when compared to 1995. Risks inherent in these loans include the employment stability and earnings potential of the borrower as well as potential resale prices associated with the collateral securing these loans. In addition, residential mortgages bear some additional risk associated with the personal status of the borrower, such as the borrower's continued marital status and health.

The Company makes construction loans to individuals with expertise in the industry or to owner occupied projects. The loans are generally on projects for which a sales contract has been executed and for which permanent mortgage financing is in place. In most commercial construction projects, the Company will generally lend up to 50% of the cost of the land and 85% of the construction costs. These loans increased in 1996 by $4.4 million, or 35.0%, to $16.9 million at December 31, 1996 from $12.5 million at December 31, 1995. Risks inherent with these loans include performance of the general economy which will affect whether the sale of a project actually closes despite its contracted status and the risk inherent with whether the construction of a project will actually be completed and completed within budgeted compliance. Environmental factors may affect whether a project can be completed and the cost associated with its completion.

The Company's net loans at December 31, 1995 totaled $162.6 million, an increase of $23.7 million, or 17.1%, compared to net loans at December 31, 1994 of $138.9 million. The increase in the portfolio was concentrated in commercial and financial loans and commercial mortgage loans and can be attributed to greater penetration of the marketplace and an improvement in the general economic environment in New Jersey.

Commercial and financial loans increased to $44.4 million, an increase of $2.5 million, or 6.0%, over the December 31, 1994 balance of $41.9 million.

Commercial mortgages totaled $77.7 million at December 31, 1995 versus $61.2 million at December 31, 1994, an increase of $16.5 million, or 27.0%.

The Company originates and retains residential mortgage loans. The majority of these loans are made as accommodations to existing customers which is reflected in the marginal decrease in 1995 when compared to 1994.

The Company makes construction loans to individuals with expertise in the industry or to owner occupied projects. These loans increased in 1995 $4.1 million, or 48.8%, to $12.5 million at December 31, 1995 from $8.4 million at December 31, 1994.

The following table summarizes the components of the loan portfolio as of December 31, for each of the years 1996 through 1992.

Loan Portfolio by Type of Loan

                                                                   Years Ended December 31,
                               -----------------------------------------------------------------------------------------------------
                                      1996             1995               1994                  1993                    1992
                               ----------------- ----------------  ------------------    ------------------     --------------------
                                Amount     %       Amount    %       Amount      %         Amount      %          Amount        %
                               --------  ------- -------- -------  --------   -------    --------   -------      -------     -------
                                                                       (Dollars in thousands)
Commercial and financial        $79,907   29.99%  $44,432  27.03%   $41,917    29.88%     $34,451    29.38%      $23,918      29.31%
Real estate construction         16,905    6.34%   12,483   7.60%     8,399     5.99%      12,277    10.47%        9,520      11.66%
Residential mortgage             23,173    8.70%   25,699  15.64%    26,207(1) 18.68%      25,386(1) 21.65%       19,844      24.31%
Commercial mortgage             133,908   50.25%   77,701  47.28%    61,242    43.65%      42,780    36.49%       26,768      32.80%
Installment                      12,569    4.72%    4,026   2.45%     2,532     1.80%       2,352     2.01%        1,567       1.92%
  Total Loans                  $266,462  100.00% $164,341 100.00%  $140,297   100.00%    $117,246   100.00%      $81,617     100.00%
Allowance for loan losses        (2,665)           (1,754)           (1,400)                 (980)                  (806)
  Net loans                    $263,797          $162,587          $138,897              $116,266                $80,811

(1) Gives effect to Carnegie's adoption of SFAS No. 114, effective for 1995. Pursuant to SFAS No. 114, Carnegie reclassified a
$300,000 in substance foreclosure as loans at the year ends 1993 and 1994.


Loans Outstanding - Maturity Distribution

The following table sets forth total loans plus unearned income by maturity and interest rate sensitivity at December 31, 1996 and does not include those loans which are classified as non-accrual.

                                        December 31, 1996
                                     (Dollars in thousands)
Fixed rate loans:
  One year or less-
    Commercial and financial                 $  7,770
    Real estate construction                        -
    Residential mortgage                            -
    Commercial mortgage                         7,772
    Installment                                 1,222
      Total                                    16,764
  Over one to five years-
    Commercial and financial                   14,801
    Real estate construction                        -
    Residential mortgage                        1,078
    Commercial mortgage                        78,664
    Installment                                 1,112
      Total                                    95,655
  Over five years-
    Commercial and financial                    6,367
    Real estate construction                        -
    Residential mortgage                        9,843
    Commercial mortgage                        14,832
    Installment                                 2,589
      Total                                    33,631
        Total fixed rate loans                146,050

                                        December 31, 1996
                                     (Dollars in thousands)
Floating rate loans:
  One year or less-
    Commercial and financial                 $ 44,387
    Real estate construction                   16,033
    Residential mortgage                       11,108
    Commercial mortgage                        31,611
    Installment                                 7,431
      Total                                   110,264
  Over one to five years-
    Commercial and financial                    3,824
    Real estate construction                      872
    Residential mortgage                          520
    Commercial mortgage
    Installment                                   188
      Total                                     5,404
  Over five years-
    Commercial and financial                      777
    Real estate construction                        -
    Residential mortgage                          625
    Commercial mortgage                             -
    Installment                                     -
      Total                                     1,402
        Total floating rate loans             117,070
        Total Loans                          $263,120

Asset Quality

Various degrees of credit risk are associated with substantially all investing activities. The lending function, however, carries the greatest risk of loss. Risk elements include loans past due, non-accrual loans, renegotiated loans, other real estate owned and loan concentrations. The Company closely monitors its loan portfolio to minimize the risk of delinquency and problem credits. Borrowers are advised in writing when a loan is seven days past due. Under the Company's loan collection policy, an account officer makes telephone contact with the borrower within fifteen days of the contract payment date. Loans delinquent in excess of 90 days are placed on non-accrual status, and previously accrued interest not collected is reversed out of the Company's interest income account.

The following table summarizes the composition of the Company's non-performing assets as of December 31, 1996 through 1992.

Non-Performing Assets and Contractually Past Due Loans

                                                                 December 31,
                                                  1996      1995     1994        1993       1992
                                                             (Dollars in thousands)
Non-Performing Assets (1)
Non-accruing loans:
  Real estate                                    $   248   $   767   $   445     $1,410    $1,118
  Installment                                         27        69         -         42         -
  Commercial mortgage                              1,029     1,180     1,620      1,767     1,224
  Commercial and financial                         1,981     2,011         -          -         -
  Real estate construction                            57         -          -         -         -
    Total non-accruing/non-performing loans        3,342     4,027     2,065      3,219     2,342
Other real estate owned.                             473         -         -          -         -
    Total Non-Performing Assets                   $3,815    $4,027    $2,065     $3,219    $2,342
Contractually Past Due Loans (2):                  $ 839     $ 298     $   4      $ 381     $ 113
Non-performing loans to total loans                 1.25%     2.45%     1.47%      2.74%     2.87%
Non-performing assets to total assets               1.11%     1.61%     1.06%      2.09%     1.96%
Allowance for loan losses to non-performing loans  79.74%    43.56%    67.80%     30.44%    34.42%

(1) Non-performing assets exclude loans classified as contractually past due 90 days or more and still accruing.
(2) Accruing loans past due 90 days or more.



At the dates indicated in the foregoing table, there were no concentrations of loans exceeding 10% of the Company's total loans and the Company had no foreign loans.

As of December 31, 1996, total non-accruing loans amounted to $3.3 million, a decrease of $685 thousand, or 17.0%, over the level at December 31, 1995. Of the $3.3 million in total non-accruing loans, all are secured by commercial or residential mortgages on properties which management believes retain sufficient equity to satisfy the loan. Also see the additional discussion in footnote number 6 regarding impaired loans.

The ratio of non-performing loans to total loans was 1.2% compared to 2.5% and non-performing assets to total assets was 1.1% compared to 1.6% at December 31, 1996 and December 31, 1995, respectively. The decrease in this ratio was attributable to the increase in the Company's total loan portfolio.The allowance for loan losses as a percentage of non-performing loans was 79.7% compared to 43.6% in the prior year, reflecting the Company's increased provision and decline in non-performing loans.

If the non-accruing loans had continued to pay interest, interest income would have been increased by $370 thousand for 1996. As of December 31, 1995 and 1994 there were non-accruing loans in the aggregate amounts of $4.0 million and $2.1 million, respectively. If the non-accruing loans in 1995 and 1994 had continued to pay interest, interest income during 1995 would have been increased by $313 thousand and interest income during 1994 would have been increased by $204 thousand.

The Company attempts to maintain an allowance for loan losses at a sufficient level to provide for potential losses in the loan portfolio and off balance sheet risks such as unused lines of credit, letters of credit, and commitments to lend. Loan losses are charged directly to the allowance when they occur and any recoveries are credited to the allowance. The allowance for loan losses is increased periodically through charges to earnings in the form of a provision for loan losses. The provision for loan losses is determined periodically by senior management based upon consideration of several factors including: (1) an ongoing review of the quality, mix and size of the overall loan portfolio; (2) historical loan loss experience; (3) evaluation of non-performing loans; (4) assessment of economic conditions and their related effects on the existing portfolio; and (5) the amount and quality of collateral, including guarantees, securing loans. In addition, management takes into account the level of risk inherent in the types of loans included in the Company's portfolio. Although management attempts to set the allowance at a level deemed appropriate, numerous factors, including changes in economic conditions, regulatory policies and borrower's performance, could result in additional provisions. For impaired loans, management considers the sufficiency of the value of the underlying collateral or the present value of the future cash flows.

The provision for loan losses was $1.6 million, $369 thousand and $650 thousand for the years ended December 31, 1996, 1995 and 1994, respectively. The provision for loan losses for these years reflects management's intent to continue to maintain the Company's allowance for loan losses at a level consistent with the increasing size of the loan portfolio and historical loan loss experience. The provision during 1996 was attributable both to an increase in the size of the loan portfolio and a change in the composition of the portfolio as commercial mortgages became a larger component and residential mortgages declined as a percentage of the portfolio. As a general proposition, more risk is associated with commercial mortgages than with residential mortgages, although commercial mortgages are generally more profitable.

The provision of $1.6 million for the year ended December 31, 1996 increased by $1.2 million, or 336.0%, compared to the prior year amount of $369 thousand. Management believes that the Company has adequate reserves to address potential losses in the loan portfolio.

The provision of $369 thousand for the year ended December 31, 1995 decreased by $281 thousand, or 43.2%, compared to the prior year amount of $650 thousand. Management believed that the Company had adequate reserves to address potential losses in the loan portfolio during 1995. Although there was an increase in non-performing loans, management believed that substantially all of these loans had adequate supporting collateral. Management also believed that the local and regional economies were improving.

The following table represents activity in the allowance for loan losses for the five years ended December 31, 1996.

Allowance for Loan Losses (1)

                                                                     Year Ended December 31,
                                                  ----------------------------------------------------------
                                                   1996            1995         1994       1993        1992
                                                   ----            ----         ----       ----        ----
                                                                     (Dollars in thousands)

Balance-beginning of period                       $1,754          $1,400       $  980     $  806      $  573
Provision charged to expense                       1,609             369          650        429         476
                                                   3,363           1,769        1,630      1,235       1,049
Recoveries:
  Commercial                                           -               8           50         25           3
  Real estate                                         10              44            -          -           1
  Installment                                          -               -            -          -           3
Total recoveries                                      10              52           50         25           7
Charge-offs:
  Commercial                                        (570)             (3)        (153)      (272)        (21)
  Real estate                                       (106)            (60)        (126)         -        (216)
  Installment                                        (32)             (4)          (1)        (8)        (13)
Total charge-offs                                   (708)            (67)        (280)      (280)       (250)
Net (charge-offs) recoveries                        (698)            (15)        (230)      (255)       (243)
Balance-end of period                             $2,665          $1,754       $1,400       $980        $806
Net charge-offs as a percentage  of average loans   0.34%           0.01%        0.19%      0.28%       0.35%
Allowance for loan losses to  period end loans      1.00%           1.07%        1.00%      0.84%       0.99%
Allowance for loan losses to non-accrual loans     79.74%          43.56%       67.80%     30.44%      34.42%

----------

(1) The allocation of the allowance for loan losses to the respective loan classifications is not necessarily indicative of future losses or future allocations.


The following table details the allocation of the allowance for loan losses to the various categories. The allocation is made for analytical purposes and it is not necessarily indicative of the categories in which future loan losses may occur. The total allowance is available to absorb losses from any segment of loans.

Allocation of the Allowance for Loan Losses (1)
                                                 December 31,
                               -------------------------------------------------
                                     1996             1995            1994
                               ---------------  ---------------  ---------------
                                Amount    %     Amount     %     Amount     %
                               ------- -------  ------  -------  ------  -------
                                            (Dollars in thousands)

Commercial and financial       $  743   27.88%  $  420   23.95%  $  447   31.93%
Real estate construction          177    6.64%     179   10.20%     130    9.29%
Residential mortgage              209    7.84%     107    6.10%     150   10.71%
Commercial mortgage             1,161   43.56%     845   48.18%     502   35.86%
Installment                       216    8.11%     160    9.12%      36    2.57%
Unallocated                       159    5.97%      43    2.45%     135    9.64%
                               $2,665  100.00%  $1,754  100.00%  $1,400  100.00%
--------------
(1) The allocation of the allowance for loan losses to the respective loan classifications is not necessarily indicative of future losses or future allocations.

Investment Securities

The Company's securities portfolio is comprised of U.S. Government and Federal agency securities, the tax-exempt issues of states and municipalities, and other securities. The investment securities portfolio generates substantial interest income and provides liquidity for the Company.

The Company adopted SFAS 115, "Accounting for Certain Investments in Debt and Equity Securities" ("SFAS 115") as of January 1, 1994. Debt and equity securities are classified in one of three categories and are accounted for as follows:

Securities are classified at date of purchase as securities held to maturity based on management's intent and the Company's ability to hold them to maturity. Such securities are stated at cost, adjusted for unamortized purchase premiums and discounts. Securities that are bought and held principally for the purpose of selling them in the near term are classified as trading securities, which are carried at market value. Realized gains and losses from marking the portfolio to market value are included in trading revenue. At December 31, 1996, the Company had no securities classified as trading securities. Securities not classified as securities held to maturity or trading securities are classified as securities available for sale, and are stated at fair value. Unrealized gains and losses on securities available for sale are excluded from results of operations, and are reported as a separate component of stockholders' equity, net of taxes. Securities classified as available for sale include securities that may be sold in response to changes in interest rates, changes in prepayment risks, the need to increase regulatory capital or other similar requirements. Due to this classification, the Company's stockholders' equity will be affected by changing interest rates as they affect the market price of the Company's securities available for sale.

Securities Available for Sale

At December 31, 1996, the Company classified $30.1 million or 56.4% of its investment portfolio as available for sale. These available-for-sale securities had a cost basis of $30.4 million. The fair value adjustment at December 31, 1996 required the Company to decrease the carrying value of investment securities by $322 thousand, decrease the net deferred tax liability by $118 thousand, and decrease stockholders' equity by $204 thousand. The average tax equivalent yield on the securities available for sale as of the year ended December 31, 1996, was 6.84%.

Securities Held to Maturity

At December 31, 1996, the Company classified $23.3 million, or 43.6%, of its investment portfolio as held to maturity based on management's intent and the Company's ability to hold them to maturity. These securities are stated at cost, adjusted for unamortized purchase premiums and discounts. As of December 31, 1996 the net unrealized losses on these securities was $6 thousand. Securities with a cost of $25.0 million were purchased for the held to maturity account during 1996.

In November 1995, the Financial Accounting Standards Board ("FASB") issued a special report entitled "A Guide to Implementation of Statement 115 on Accounting for Certain Investments in Debt and Equity Securities", herein referred to as "Special Report." The Special Report gave the Company a one-time opportunity to reconsider its ability and intent to hold securities to maturity, and allowed the Company to transfer securities from held to maturity to other categories without tainting its remaining held-to-maturity securities. Management evaluated all securities held to maturity and concluded that it is the intent of management to hold these securities for an indefinite period of time or to utilize these securities for tactical asset liability purposes and sell them from time to time to effectively manage interest rate exposure and resultant prepayment risk and liquidity needs. Accordingly, on December 29, 1995, the Company moved all of its securities classified as held to maturity with a carrying value, fair value and unrealized gain of $22,876,000, $23,644,000 and $768,000, respectively, to available for sale.

The following tables present the amortized cost and market values of the Company's investment securities portfolio for the years ended December 31, 1996, 1995 and 1994.

Investment Securities Portfolio

                                                     Year Ended December 31, 1996 (1)
                                      ---------------------------------------------------------------
                                      Securities Held to Maturity       Securities Available for Sale
                                      ---------------------------       -----------------------------
                                        Amortized        Fair            Amortized         Fair
                                          Cost           Value               Cost          Value
                                        ---------       -------            ---------      -------
                                                        (Dollars in thousands)

U. S. Government                        $ 9,035         $ 9,243            $ 5,986        $ 5,936
Mortgage-backed agencies                 14,229          14,015             15,524         15,306
States & Political Subdivisions               -               -                890            890
Other securities                              -               -              8,032          7,978
Total investment securities             $23,264         $23,258            $30,432        $30,110


(1) Net unrealized losses of $204 thousand, net of tax benefit of $118 thousand, were reported as a reduction of stockholders' equity at December 31, 1996.


                                               Year Ended December 31, 1995 (2)
                                     ---------------------------------------------------------------
                                     Securities Held to Maturity       Securities Available for Sale
                                     ---------------------------       -----------------------------
                                      Amortized          Fair           Amortized          Fair
                                        Cost             Value              Cost           Value
                                      ---------         -------           ---------       -------
                                                       (Dollars in thousands)
U. S. Government                       $    -           $    -             $10,499        $10,565
Mortgage-backed agencies                    -                -              36,843         36,811
States & Political Subdivisions             -                -              19,075         19,805
Other securities                            -                -               3,451          3,396
Total investment securities            $    0           $    0             $69,868        $70,577

(2) Net unrealized gains of $440 thousand, net of tax provision of $269 thousand, were reported as an increase to stockholders' equity at December 31, 1995.



                                                    Year Ended December 31, 1994 (3)
                                     --------------------------------------------------------------
                                     Securities Held to Maturity      Securities Available for Sale
                                     ---------------------------      -----------------------------
                                      Amortized         Fair           Amortized          Fair
                                         Cost           Value              Cost           Value
                                      ---------        -------           ---------       -------
                                                         (Dollars in thousands)
U. S. Government                       $     -         $     -            $ 7,262        $ 6,586
Mortgage-backed agencies                     -               -             20,282         18,394
States & Political Subdivisions         18,631          18,187                  -              -
Other securities                             -               -              1,412          1,309
Total investment securities            $18,631         $18,187            $28,956        $26,289

(3) Net unrealized losses of $1.7 million, net of tax benefit of $981 thousand, were reported as a reduction of stockholders' equity at December 31, 1994.

The following table shows the amortized costs and market values of the Company's investment securities by contractual maturity as of December 31, 1996.

Maturity Schedule of Investment Securities

                                                            Year Ended December 31, 1996
                                    ------------------------------------------------------------------------------
                                          Securities Held to Maturity           Securities Available for Sale
                                    ------------------------------------    --------------------------------------
                                    Amortized        Fair                 Amortized           Fair
                                      Cost           Value         Yield       Cost           Value         Yield
                                    ---------       -------        -----    ---------        -------        -----
                                                                 (Dollars in thousands)
Due 1 year or less                   $     -        $     -           -      $     0         $     0         0.00%
Due after 1 year through 5 years           -              -           -        2,445           2,441         6.18%
Due after 5 years through 10 years     9,035          9,243        7.71%       2,581           2,574         7.36%
Due after 10 years                    14,229         14,015        7.34%      25,406          25,095         6.78%
Total investment securities          $23,264        $23,258        7.48%     $30,432         $30,110         6.78%



Deposits

The Company offers a variety of deposit accounts, including checking, savings, money-market and certificates of deposit. Since 1989, the Company has experienced strong growth in deposits, especially in certificates of deposit and non-interest bearing demand deposits. As of December 31, 1996 the Company did not have any brokered deposits and neither solicited nor offered premiums for such deposits.

Deposits are obtained primarily from the market areas which the Company serves. The Company believes that these market areas have a higher than average disposable income and that households in these areas are more liquid than average. The rate structure available on the Company's loan products varies depending upon the totality of a customer's business relationship with the Company. The major factor in determining which rates apply to any borrowing under this structure is the amount and type of deposits a customer has with the Company. The customer can obtain a reduced rate on borrowings, or reduced points on borrowings, by having deposits equal to a certain percentage of the borrowing in either interest or non-interest bearing accounts with the Company.

Deposits at December 31, 1996 were $302.6 million, an increase of $92.4 million, or 44.0%, compared to total deposits of $210.2 million at December 31, 1995. The growth in deposits during this period was primarily due to the expansion of the Company's branch system and its aggressive pricing on certificates of deposit in comparison to our marketplace. Additionally, a new product was introduced in September 1996, a seven month "no penalty" certificate of deposit that allows for complete or partial withdrawals without penalty. This product is part of "Other savings deposits" which grew from $4.0 million at December 31, 1995 to $68.7 million at December 31, 1996. Most of that growth is due to the new "no penalty" certificate of deposit. Deposits at December 31, 1995 were $210.2 million, an increase of $33.4 million, or 18.9%, above total deposits of $176.8 million at December 31, 1994.

Average total deposits increased by $33.1 million, or 16.6%, to $232.1 million for the twelve months ended December 31, 1996 compared to the 1995 full year average of $199.1 million. Changes in the average deposit mix include a $2.3 million, or 6.3% increase in certificates of deposit over $100 thousand; a $13.3 million, or 26.7%, increase in consumer certificates of deposit; a $10.5 million, or 16.5%, decrease in money market deposit accounts; a $16.1 million, or 480.7%, increase in regular savings; a $3.5 million, or 27.1% increase in NOW account deposits; and an $8.4 million, or 26.0% increase in non-interest bearing demand deposits. The dramatic increase in regular savings accounts reflects the increase in our new "no penalty" seven month certificate of deposit discussed above, which is classified as a savings account due to its "no penalty" feature.

During 1996, the Company primarily utilized growth in certificates of deposit including certificates of deposit over $100 thousand, and the growth in other savings deposits as funding sources for the loan portfolio growth. The Company has found the cost of these deposits to be lower than other available sources of funds. Deposits are obtained primarily from the market area which the Company serves through its branch network. Although certificates of deposit of over $100 thousand may generally be considered to entail higher costs and potentially increased volatility, management believes that these instruments serve as a stable and cost-efficient source of funds for the Company. This is in large measure due to the Company's marketing strategy for targeting professionals, small businesses and high net worth individuals and in part due to the Company's policy of taking into account a customer's entire relationship with the Company when pricing loans. The interest rate which the borrower may receive may be less if the borrower has significant other business relationships with the Company. In light of this, the Company's experience has been, and expectation continues to be, that these certificates of deposit, although of short maturity, will be renewed by borrowers and continue as a stable funding source for the Company.

The following table summarizes the components of deposit liabilities as of December 31, 1996, 1995 and 1994.

Deposit Liabilities

                                                       December 31,
                               --------------------------------------------------------
                                       1996               1995               1994
                               -----------------  ------------------  -----------------
                                Amount      %      Amount      %       Amount      %
                               --------  -------  --------  --------  --------  -------
                                                (Dollars in thousands)

Demand                         $ 42,372   14.00%  $ 40,944    19.48%  $ 32,809   18.56%
NOW accounts                     24,663    8.15%    12,364     5.88%    10,275    5.81%
Money market deposit accounts    46,304   15.30%    54,100    25.74%    85,458   48.34%
Other savings deposits           68,704   22.71%     3,966     1.89%     3,407    1.93%
Time CDs over $100,000           58,511   19.34%    44,500    21.16%    29,216   16.52%
Other time deposits              62,008   20.50%    54,327    25.85%    15,624    8.84%
Balance - end of period        $302,562  100.00%  $210,201   100.00%  $176,789  100.00%

The following table is a summary of the maturity distribution of certificates of deposit as of December 31, 1996.

Maturity Schedule of CD's

                                                    December 31, 1996
                                           ----------------------------------
                                             Time CDs Over      Other Time
                                               $100,000          Deposits
                                           ----------------  ----------------
                                            Amount    %       Amount     %
                                           -------  -------  -------  -------
                                                  (Dollars in thousands)

Due in 90 days or less                     $46,716   79.84%  $ 9,448   15.24%
Due between 91 days and 180 days             3,543    6.05%   13,746   22.17%
Due between 181 days and one year            4,363    7.46%   19,442   31.35%
Due after one year                           3,889    6.65%   19,372   31.24%
                                           $58,511  100.00%  $62,008  100.00%

Asset and Liability Management

Management of interest rate sensitivity is an important element of both earnings performance and maintaining sufficient liquidity. The interest rate sensitivity Gap is defined as the difference between the amount of interest-earning assets maturing or repricing within a specific time period and the amount of interest-bearing liabilities maturing or repricing within that same time period. A Gap is positive when the amount of interest-earning assets maturing or repricing exceeds the amount of interest-bearing liabilities maturing or repricing within the same period, and is negative when the amount of interest-bearing liabilities maturing or repricing exceeds the amount of interest-earning assets maturing or repricing within the same period. Accordingly, during a period of rising interest rates, an institution with a negative Gap position would not be in as favorable a position, compared to an institution with a positive Gap, to invest in higher yielding assets. In a rising rate environment, a negative Gap may result in the yield on an institution's interest-earning assets increasing at a slower rate than the increase in an institution's cost of interest-bearing liabilities. During a period of falling interest rates, an institution with a negative Gap would experience a repricing of its interest-earning assets at a slower rate than its interest-bearing liabilities which, consequently, may result in its net interest income growing at a faster rate than an institution with a positive Gap position.

The Company's Asset/Liability Management Committee is composed of certain directors and officers of the Company (the "ALCO Committee") and controls asset/liability management procedures. The purpose of the ALCO Committee is to review and monitor the volume and mix of the interest sensitive assets and liabilities consistent with the Company's overall liquidity, capital, growth and profitability goals.

As of December 31, 1996, the Company's cumulative one year interest rate sensitivity Gap was negative 23.3%, as shown on the next table, which compares to negative 4.21% at December 31, 1995. The change in the one year cumulative Gap position was primarily caused by the increase in the average balance of NOW accounts, other savings deposits, and time CD's over $100,000 of $12.3 million, $64.7 million and $12.3 million, respectively. All but $0.5 million of this increase is classified in the 90 days or less category by definition, because most of these deposits are subject to immediate repricing. Most of this increase was used to fund loan growth which is subject to repricing after one year. The increases in NOW accounts, other savings deposits, and time CD's over $100,000 were partially offset by declines in the average balances of money market accounts, other time deposits, and short term borrowings of $7.8 million, $1.9 million and $16.5 million, respectively. Using the precepts of traditional Gap analysis, this type change indicates that the Company has become more liability sensitive in the one year time frame, and the Company would expect to earn more interest income in a falling rate environment than in a rising rate environment. However, Gap analysis does not measure repricing due to the principal cash flow from loans, nor does it evaluate the probability that core deposits, such as NOW accounts and other savings deposits, will be repriced. Although Gap analysis defines what is possible, it does not necessarily define what is probable. Management of the Company relies more heavily on its quarterly interest rate simulation modeling when evaluating the probable effects of rising and falling rates on the Company's net interest income.

Therefore, in addition to the GAP analysis, the ALCO Committee relies on computer simulations to evaluate the impact of changes in interest rates on liquidity, net interest income and operating results. The simulations forecast the Company's performance in various interest rate environments. Management believes that the simulation model is a more effective tool than a GAP analysis since the simulation analysis can more accurately reflect the impact of rising and declining rates on each type of interest earning asset and interest bearing liability. The Company's tolerance for fluctuation under the simulation model calls for a decline in net interest income of no more than 5%, given a 200 basis point increase or decrease in interest rates. The Company as of December 31, 1996, is well within its targeted fluctuation range.

The following table reflects the interest sensitivity Gap position of the Company as of December 31, 1996.


Interest Rate Sensitivity Analysis at December 31, 1996
                                                                   Maturing or Repricing in (2)
                                                 -------------------------------------------------------------
                                                   Due in       Between         After      Non-
                                                  90 Days      91 Days-          One      Interest
                                                  or Less      One Year         Year       Bearing     Total
                                                 --------      --------       --------    --------   ---------
                                                                    (Dollars in thousands)
Assets:
  Investment securities available for sale       $ 30,110      $     -        $      -    $     -    $  30,110
  Investment securities held to maturity                -            -          23,264          -       23,264
  Loans                                            86,511       41,306         136,088      3,342      267,247
  Valuation Reserves (1)                                -            -               -     (3,450)      (3,450)
  Non-interest earning assets                           -            -               -     26,186       26,186
    Total Assets                                 $116,621      $41,306        $159,352    $26,078     $343,357

Liabilities and Stockholders' Equity:
  Interest-bearing liabilities:
  Money market accounts                           $46,304            -               -          -      $46,304
  NOW accounts                                     24,663            -               -          -       24,663
  Other savings deposits                           68,704            -               -          -       68,704
  Time CD's over $100,000                          46,716        7,906           3,889          -       58,511
  Other time deposits                               9,448       33,188          19,372          -       62,008
  Short term borrowings                             1,000            -               -          -        1,000
  Long term debt                                        -            -          14,425          -       14,425
    Total interest-bearing liabilities            196,835       41,094          37,686          -      275,615
Non-interest bearing deposits                           -            -               -     42,372       42,372
Other liabilities                                       -            -               -      1,628        1,628
Stockholders' equity                                    -            -               -     23,742       23,742
    Total Liabilities and Stockholders' Equity   $196,835      $41,094        $ 37,686    $67,742     $343,357
Interest Rate Sensitivity Gap                    ($80,214)      $  212        $121,666   ($41,664)
Cumulative Gap                                   ($80,214)    ($80,002)       $ 41,664
Cumulative Gap to Total Assets                     -23.36%      -23.30%         -12.13%

(1) Valuation reserves include allowance for loan losses and deferred loan fees.
(2) The following are the assumptions that were used to prepare the Gap analysis:

     (A) Securities "available for sale" are placed in the first maturity bucket since they can be sold at any time, and are therefore subject to the possibility of immediate repricing.
     (B) Loans are spread through the maturity buckets based on the earlier of their actual maturity date or the date of their first potential rate adjustment.
     (C) Money market accounts, NOW accounts and Other savings deposits are subject to immediate withdrawal and are therefore presented as repricing in the first repricing period.
     (D) Time deposits are spread through the maturity buckets based on their actual maturity date.


Liquidity

Among the ALCO Committee functions is its responsibility to monitor and coordinate all activities relating to the maintenance of liquidity and protection of net interest income from fluctuations in market interest rates.

Liquidity is a measurement of the Company's ability to meet present and future funding obligations and commitments. The Company adjusts the liquidity levels in order to meet funding needs for deposit outflows, repayment of borrowings, when applicable, and the funding of loan commitments. The Company also adjusts its liquidity level as appropriate to meet its asset/liability objectives. Principal sources of liquidity are deposit generation, access to purchased funds, maturities and repayments of loans and investment securities, net interest income and fee income. Liquid assets (consisting of cash, Federal funds sold and investment securities classified as available for sale) comprised 13.6% and 32.2% of the Company's total assets at December 31, 1996 and December 31, 1995, respectively. The decline in liquid assets at December 31, 1996 is a result of the strong loan growth during the year.

The Company's liquidity, represented by cash and cash equivalents, is a product of the operating, investing and financing activities.

These activities are summarized below:

                                                     Years Ended December 31,
                                                   ----------------------------
                                                      (Dollars in thousands)
                                                     1996      1995     1994
                                                   -------   -------   -------
Cash and cash equivalents-beginning                $10,207   $ 6,815   $ 5,972
Cash flows from operating activities:
  Net income                                         2,144     2,128     1,539
  Adjustments to reconcile net income to net cash
    provided by operating activities                 2,290       523     1,777
Net cash provided by operating activities            4,434     2,651     3,316
Net cash (used in) investing activities            (88,630)  (49,655)  (43,489)
Net cash provided by financing activities           90,734    50,396    41,016
Net increase in cash and cash equivalents            6,538     3,392       843
Cash and cash equivalents-ending                   $16,745   $10,207   $ 6,815

Net cash used in investing activities during the year ended December 31, 1996 was primarily attributable to a net increase in loans made to customers of $103.6 million. The net cash used in 1996 to fund loan growth was partially offset by the proceeds from the sale, maturity or paydowns on investment securities, net of security purchases, which totaled $16.1 million.

Net cash used in investing activities during the year ended December 31, 1995 was primarily attributable to the purchase of securities available for sale of $45.0 million, offset by the sale of investment securities of $18.6 million and the proceeds from maturities and paydowns of investment securities of $3.8 million. Additionally, in 1995, there was a net increase in loans made to customers of $24.1 million. Net cash used in investing activities during the year ended December 31, 1994 was primarily attributable to an increase in loans made to customers of $24.2 million and the purchase of securities available for sale of $5.5 million, and the purchase of securities held to maturity of $15.3 million.

Net cash provided by financing activities during the year ended December 31, 1996 was primarily attributable to a net increase in deposits of $92.4 million, and an increase in long term borrowings of $10.0 million and a decrease in short term borrowings of $16.5 million. Net cash provided by financing activities during the year ended December 31, 1995 was primarily attributable to a net increase in deposits of $33.4 million, and an increase in short term borrowings of $17.5 million.

Net cash provided by financing activities during the year ended December 31, 1994 was primarily attributable to a net increase in deposits of $33.6 million, and the gross proceeds from common stock issued of $9.1 million.

In addition to the Company's deposit base and its portfolio of available-for-sale securities, the Company also has several secondary sources of liquidity. Many of the Company's loans are originated pursuant to underwriting standards which make them readily marketable to other financial institutions or investors in the secondary market. In addition, in order to meet liquidity needs on a temporary basis, the Company has unsecured lines of credit in the amount of $5.5 million for the purchase of Federal funds with other financial institutions and may borrow funds at the Federal Reserve discount window, subject to the Company's ability to supply collateral.

At December 31, 1996, the Company had an overnight line of credit with the Federal Home Loan Bank-New York ("FHLB-NY") for $12,524,000 of which $1,000,000 was advanced. In addition, subject to certain requirements, the Company may also obtain longer term advances of up to 30% of the Company's assets.

The Company believes that its liquidity position is sufficient to provide funds to meet future loan demand or the possible outflow of deposits, in addition to being able to adapt to changing interest rate conditions.

Capital Resources

The Company's primary regulator, the Federal Reserve Bank (which regulates bank holding companies), has issued guidelines classifying and defining bank holding company capital into the following components: (1) Tier I Capital, which includes tangible stockholders' equity for common stock and certain qualifying perpetual preferred stock, and excludes net unrealized gains or losses on available-for-sale securities and deferred tax assets that are dependent on projected taxable income greater than one year in the future, and (2) Tier II Capital (Total Capital), which includes a portion of the allowance for loan losses, certain qualifying long-term debt and preferred stock that does not qualify for Tier I Capital. The risk-based capital guidelines require financial institutions to maintain specific defined credit risk factors (risk-based assets). The minimum Tier I and the combined Tier I and Tier II capital to risk-weighted assets ratios are 4.0% and 8.0%, respectively. The Federal Reserve Bank also has adopted regulations which supplement the risk-based capital guidelines to include a minimum leverage ratio of Tier I Capital to total assets of 3.0% to 5.0%. Regulations have also been issued by the Bank's primary regulator, the Office of the Comptroller of the Currency, establishing similar capital ratios.

The following table summarizes the risk-based and leverage capital ratios for the Company and Carnegie Bank, N.A. (the "Bank") before the unrealized holding gains on securites available for sale, net, at December 31, 1996, as well as the regulatory required minimum capital ratios:

                               December 31, 1996       Regulatory
                               -----------------        Required
                               Company     Bank         Minimum
                               -------     -----       ----------
Risk-based Capital:
  Tier I capital ratio          8.81%      8.55%       4.00%
  Total capital ratio           9.79%      9.53%       8.00%
Leverage ratio                  7.20%      6.98%       3.00%-5.00%

As noted in the above table, the Company's capital ratios at December 31, 1996 substantially exceed the minimum regulatory requirements.

During the third quarter of 1994, the Company strengthened its capital resources and positioned itself for future growth with a successful public offering, pursuant to which the Company sold 690,000 Units, each Unit consisting of one share of common stock and one warrant to purchase one share of common stock at an exercise price of $15.09 for a period of three years from the date of issuance. As adjusted for the Company's 1997, 1996 and 1995 5% stock dividends and exercised warrants, there are 600,756 warrants outstanding which are convertible into 695,450 shares of common stock at an exercise price of $13.04 per share of common stock, at December 31, 1996. Net proceeds from the securities offering increased the Company's equity by $7.9 million during the third quarter of 1994.

Impact of Inflation and Changing Prices

The financial statements of the Company and notes thereto, presented elsewhere herein, have been prepared in accordance with generally accepted accounting principles, which require the measurement of financial position and operating results in terms of historical dollars without considering the change in the relative purchasing power of money over time and due to inflation. The impact of inflation is reflected in the increased cost of the Company's operations. Unlike most industrial companies, nearly all the assets and liabilities of the Company are monetary. As a result, interest rates have a greater impact on the Company's performance than do the effects of general levels of inflation. Interest rates do not necessarily move in the same direction or to the same extent as the prices of goods and services.

Recently Issued Accounting Standards

Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities. FASB has issued SFAS No. 125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities", as amended by SFAS No. 127, "Deferral of the Effective Date of Certain Provisions of SFAS 125," effective for transfers and servicing of financial assets and extinguishments of liabilities occurring after December 31, 1996. Earlier or retroactive application is not permitted. This Statement provides accounting and reporting standards for transfers and servicing of financial assets and extinguishments of liabilities based on consistent application of a financial-components approach that focuses on control. Adoption of this pronouncement is not expected to have a material impact on the Company's consolidated financial statements.

Report of Independent Accountants
To the Board of Directors and Stockholders of Carnegie Bancorp:

We have audited the accompanying consolidated balance sheets of Carnegie Bancorp and Subsidiary (the "Company") as of December 31, 1996 and 1995, and the related consolidated statements of income, changes in stockholders' equity and cash flows for each of the three years in the period ended December 31, 1996. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Carnegie Bancorp and Subsidiary as of December 31, 1996 and 1995 and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 1996, in conformity with generally accepted accounting principles.

As discussed in Note 1 of notes to the consolidated financial statements, the changed its method of accounting for certain investment securities in 1994.


                                       /s/ COOPERS & LYBRAND LLP






Princeton, New Jersey
February 3, 1997

Carnegie Bancorp and Subsidiary
Consolidated Balance Sheets
                                                              December 31,
                                                       ------------------------
                                                          1996           1995
                                                       --------        --------
                                                        (Dollars in thousands)
Assets
  Cash and due from banks                              $ 16,745        $ 10,207
Investment Securities:
  Available for sale                                     30,110          70,577
  Held to maturity (fair value $23,258 in 1996)          23,264               -
      Total investment securities                        53,374          70,577
Loans, net of allowance for loan losses of
 $2,665 at December 31, 1996
  and $1,754 at December 31, 1995                       263,797         162,587
Premises and equipment, net                               4,482           3,722
Other real estate owned                                     473               -
Accrued interest receivable and other assets              4,486           3,469
      Total Assets                                     $343,357        $250,562

Liabilities and Stockholders' Equity
Deposits:
  Non-interest bearing demand deposits                 $ 42,372        $ 40,944
  Interest bearing deposits:
    Savings deposits                                    139,671          70,430
    Other time deposits                                  62,008          54,327
    Certificates of deposit $100,000 and over            58,511          44,500
      Total deposits                                    302,562         210,201
Short-term borrowings                                     1,000          17,500
Long-term debt                                           14,425               -
Accrued interest payable and other liabilities            1,628           1,067
      Total liabilities                                 319,615         228,768
Commitments and contingencies
Stockholders' equity:
    Common stock, no par value,
     authorized 5,000,000 shares;
     issued and outstanding 1,940,942 at
     December 31, 1996 and 1,754,441 at
     December 31, 1995                                     9,705          8,772
    Capital surplus                                       12,711         10,869
    Undivided profits                                      1,530          1,713
    Net unrealized holding gains (losses)
      on securities available for sale, net of tax          (204)           440
      Total stockholders' equity                          23,742         21,794
      Total Liabilities and Stockholders' Equity        $343,357       $250,562
See accompanying notes to consolidated financial statements.

Carnegie Bancorp and Subsidiary
Consolidated Statements of Income
                                                   Years Ended December 31,
                                             -----------------------------------
                                               1996         1995         1994
                                             -------       -------      -------
                                   (Dollars in thousands, except per share data)
Interest income:
  Loans, including fees                      $20,225       $14,727      $10,923
  Federal funds sold                             106           475          290
  Investment securities:
    Taxable                                    3,750         2,535        1,828
    Tax-exempt                                   383           969          514
      Total interest income                   24,464        18,706       13,555
Interest expense:
  Savings deposits                             3,519         3,096        3,747
  Other time deposits                          3,448         2,947          623
  Certificates of deposit $100,000 and over    2,128         2,124          777
  Short-term borrowings                        1,160           297            2
  Long-term debt                                 629             -            -
      Total interest expense                  10,884         8,464        5,149
      Net interest income                     13,580        10,242        8,406
Provision for loan losses                      1,609           369          650
      Net interest income after provision
      for loan losses                         11,971         9,873        7,756
Non-interest income:
  Service fees on deposits                       422           433          236
  Other fees and commissions                     339           311          259
  Gain on sale of other real estate owned        294             -            -
  Investment securities gains                    399           132            -
  Investment securities losses                   (94)         (132)           -
      Total non-interest income                1,360           744          495
Non-interest expense:
  Salaries and wages                           3,826         2,683        1,999
  Employee benefits                              858           692          573
  Occupancy expense                            1,466         1,024          701
  Furniture and equipment                        915           583          362
  Other                                        2,989         2,742        2,421
      Total non-interest expense              10,054         7,724        6,056
      Income before income taxes               3,277         2,893        2,195
Income tax expense                             1,133           765          656
      Net income                             $ 2,144       $ 2,128      $ 1,539
Per Common Share:
  Net income - primary                       $  1.01       $  1.08      $  1.11
  Net income - fully diluted                 $  1.00       $  1.07      $  1.11
Weighted Average Shares Outstanding
(in thousands)
  Primary                                      2,125         1,973        1,382
  Fully Diluted                                2,142         1,990        1,382
See accompanying notes to consolidated financial statements.

Carnegie Bancorp and Subsidiary
Consolidated Statements of Changes in Stockholders' Equity

                                                                                               Unrealized
                                                                                           Holding Gain (Loss)          Total
                                                        Common    Capital    Retained     on Securities Available   Stockholders'
                                                        Stock     Surplus    Earnings      For Sale, Net of tax         Equity
                                                        ------    --------   --------     -----------------------   -------------
                                                                                  (Dollars in thousands)
Balance, December 31, 1993                              $4,487     $ 5,412    $  899               $     -            $10,798
  5% stock dividend issued (44,685 shares)                 223         380      (603)                    -                  -
  Net income                                                 -           -     1,539                     -              1,539
  Cash dividend ($.40 per share)                             -           -      (502)                    -               (502)
  Issuance of 690,000 common shares                      3,450       4,457         -                     -              7,907
  Fair value adjustment -
    Securities available for sale, net                       -           -         -                (1,686)            (1,686)
Balance, December 31, 1994                               8,160      10,249     1,333                (1,686)            18,056
  5% stock dividend issued (82,637 shares)                 413         496      (909)                    -                  -
  Net income                                                 -           -     2,128                     -              2,128
  Cash dividend ($.48 per share)                             -           -      (839)                    -               (839)
  Issuance of 39,814 common shares
    for options and warrants exercised                     199         124         -                     -                323
  Increase in fair value adjustment -
    securities available for sale, net                       -           -         -                 2,126              2,126
Balance, December 31, 1995                               8,772      10,869     1,713                   440             21,794
  5% stock dividend issued (87,518 shares)                 438         984    (1,422)                    -                  -
  Net income                                                 -           -     2,144                     -              2,144
  Cash dividend ($.49 per share)                             -           -      (905)                    -               (905)
  Issuance of 98,983 common shares
    for options and warrants exercised                     495         858         -                     -              1,353
  Increase (decrease) in fair value adjustment -
    securities available for sale, net                       -           -         -                  (644)              (644)
Balance, December 31, 1996                              $9,705     $12,711    $1,530                ($ 204)           $23,742

See accompanying notes to consolidated financial statements.

Carnegie Bancorp and Subsidiary
Consolidated Statements of Cash Flows

                                                                            Years Ended December 31,
                                                                    --------------------------------------
                                                                       1996          1995            1994
                                                                    --------        -------        -------
                                                                             (Dollars in thousands)
Cash flows from operating activities:
  Net income                                                        $  2,144        $ 2,128        $ 1,539
  Adjustments to reconcile net income to net cash
    provided by (used in) operating activities:
      Depreciation and amortization                                    1,002            539            324
      Provision for loan losses                                        1,609            369            650
      Accretion of investment discount                                    (9)           (18)           (40)
      Amortization of investment premium                                 356            356            178
      Gain on sale of available-for-sale
      securities, net                                                   (305)             -              -
      Gain on sale of other real estate owned                           (294)             -              -
      Loss on disposal of equipment                                        -            321             18
      Decrease (increase) in deferred taxes                             (838)         1,219           (302)
      Proceeds from sales of mortgages held for sale                       -              -          2,814
      Originations of mortgages held for sale                              -              -         (1,945)
      Decrease (increase) in accrued interest
      receivable and other assets                                        208         (2,521)          (342)
      Increase in accrued interest payable and
      other liabilities                                                  561            258            422
        Net cash provided by operating activities                      4,434          2,651          3,316
Cash flows from investing activities:
  Proceeds from sale of available-for-sale securities                 36,283         18,619              -
  Proceeds from maturities and paydown of
  investment securities                                               12,582          3,802          1,806
  Purchase of securities available for sale                           (7,763)       (45,040)        (5,460)
  Purchase of securities held to maturity                            (24,972)             -        (15,349)
  Net increase in loans made to customers                           (103,630)       (24,111)       (24,201)
  Cash collected on previously charged-off loans                          10             52             51
  Additions to premises and equipment                                 (1,762)        (2,977)          (336)
  Sale of other real estate owned                                        622              -            471
  Cash paid for other real estate owned                                    -              -           (471)
        Net cash used in investing activities                        (88,630)       (49,655)       (43,489)
Cash flows from financing activities:
  Net increase in deposits                                            92,361         33,412         33,611
  Increase (decrease) in short-term borrowings                       (16,500)        17,500              -
  Increase in long-term borrowings                                    14,425              -              -
  Gross proceeds from common stock issued                                  -              -          9,056
  Financing costs of common stock issued                                   -              -         (1,149)
  Proceeds from common stock issued on exercise
    of options and warrants                                            1,353            323              -
  Cash paid for dividends                                               (905)          (839)          (502)
        Net cash provided by financing activities                     90,734         50,396         41,016
Net change in cash and cash equivalents                                6,538          3,392            843
Cash and cash equivalents as of beginning of year                     10,207          6,815          5,972
Cash and cash equivalents as of end of year                         $ 16,745        $10,207        $ 6,815
Supplemental disclosures:
Cash paid during the period for:
  Interest                                                          $ 10,653        $ 8,219        $ 5,122
  Income taxes                                                      $  1,377        $ 1,014        $   929
Transfer of investment securities held to maturity to investment
  securities available for sale                                            -        $22,876              -

See accompanying notes to consolidated financial statements.

Notes to Consolidated Financial Statements
(1) Summary of Significant Accounting Policies

Carnegie Bancorp ("the Company"), a bank holding company, was incorporated on October 6, 1993 with authorized capital of 5,000,000 shares of no par value common stock. On April 12, 1994, the Company acquired 100 percent of the shares of Carnegie Bank, N.A. ("the Bank"). The transaction was accounted for in a manner similar to that of a pooling of interests.

The Company's primary business is ownership of the Bank. Carnegie Bank, N.A. is a national bank, which commenced business in 1988 as a state chartered commercial bank. The Bank currently operates from its main office in Princeton, New Jersey and from seven branch offices in Hamilton, Denville, Marlton, Toms River, Montgomery and Flemington, New Jersey and Langhorne, Pennsylvania. The deposits of the Bank are insured by the Bank Insurance Fund of the Federal Deposit Insurance Corporation. Carnegie Bank, N.A. is a member of the Federal Reserve System and Federal Home Loan Bank-New York.

Carnegie conducts a general commercial banking business. Carnegie's loan products consist primarily of commercial loans, commercial mortgages, loans to professionals secured by business or personal assets, and to a lesser extent, residential mortgage loans. Carnegie offers a full array of deposit accounts including time deposits, checking and other demand deposit accounts, savings accounts and money market accounts. Carnegie targets small businesses, professionals, and high net worth individuals as its prime customers, and does not engage in high volume, consumer banking.

The accounting and reporting policies of the Company conform with generally accepted accounting principles and general practice within the banking industry. The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities as of the financial statement date and the reported amounts of revenues and expenses during the reporting period. Since management's judgement involves making estimates concerning the likelihood of future events, the actual results could differ from those estimates which will have a positive or negative effect on future period results. The policies which materially affect the determination of financial position, results of operations and cash flows are summarized below.

Principles of Consolidation - The consolidated financial statements include the accounts of the Company and Carnegie Bank, N.A., its wholly owned subsidiary. All significant intercompany accounts and transactions have been eliminated in consolidation.

Reclassifications - Certain amounts in the financial statements presented for prior periods have been reclassified to conform with 1996 presentation.

Statement of Cash Flows - The statement of cash flows is presented using the indirect method of presentation. Cash equivalents, for the purposes of this statement are defined as cash and due from banks and other short term investments with an original maturity of 90 days or less.

Investment Securities - Effective January 1, 1994 the Company adopted Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities," ("SFAS 115"). SFAS 115 requires that an enterprise classify its investments in debt and readily marketable equity securities as either securities held to maturity (carrying amount equals amortized cost), securities available for sale (carrying amounts equal estimated fair value; unrealized gains and losses recorded in a separate component of stockholders' equity, net of taxes) or trading securities (carrying amount equals estimated fair value; unrealized gains and losses included in the determination of net income).

The Company has evaluated all of its investments in debt securities and has classified them as either held to maturity or available for sale. Any security which is a U.S. Government security, U.S. Government agency security, an agency mortgage-backed security, or an obligation of a state or political subdivision may be placed in the held-to-maturity category if acquired with the intent and ability to maintain the security in the portfolio until maturity. Premiums and discounts on these securities are amortized or accreted on a basis that approximates the effective yield method. Realized gains and losses from sale of securities available for sale are determined on a specific identification cost basis.

Loans - Loans are stated at principal amounts outstanding, net of unearned discount and net deferred loan origination fees and costs. Interest income on loans is accrued and credited to interest income monthly as earned. Loan origination fees and certain direct loan origination costs are deferred and the net amount is amortized as an adjustment of the related loan's yield. Net loan fees are generally amortized over the contractual lives of the related loans.

Loans are reported as non-accrual if they are past due as to principal or interest payments for a period of more than ninety days. Exceptions may be made if a loan is adequately collateralized and in the process of collection. At the time a loan is placed on a non-accrual status, previously accrued and uncollected interest is reversed against interest income in the current period. Only after collection of loan principal is assured is interest on such loans recognized as income. A loan is returned to an accrual status when factors indicating doubtful collectibility no longer exist and the borrower has performed satisfactorily under the contractual terms of the loan for a period not less than six months.

In May 1993, SFAS No. 114 "Accounting by Creditors for Impairment of a Loan" was issued and subsequently amended by SFAS No. 118 "Accounting by Creditors for Impairment of a Loan-Income Recognition and Disclosures." These statements specify how allowances for credit losses related to certain loans should be determined. They require impaired loans, including troubled debt restructured, to be measured based on the present value of expected future cash flows discounted at the loan's effective rate, the loan's observable market price, or the fair value of the collateral if the loan is collateral dependent. The implementation of these statements did not have a significant impact on the Company's financial statements.

Allowance for Loan Losses - An allowance for loan losses is generally established through charges to earnings in the form of a provision for loan losses. Loans which are determined to be uncollectible are charged against the allowance account and subsequent recoveries, if any, are credited to the account. In establishing an appropriate allowance, an assessment of the loan portfolio including past loan experience, economic conditions and other factors that, in management's judgement, warrant current recognition, are considered. In addition, various regulatory agencies, as an integral part of their examination process, periodically review the Bank's allowance for loan losses. Such agencies may require the Bank to recognize additions to the allowance based on their judgements of information available to them at the time of their examination. It is reasonably possible that the above factors may change significantly and therefore affect management's determination of the allowance for loan losses in the near term.

Impaired Loans - In May 1993, the FASB issued SFAS No. 114, "Accounting by Creditors for Impairment of a Loan." SFAS No. 114 as amended by SFAS No. 118, "Accounting by Creditors for Impairment of a Loan-Income Recognition and Disclosure," was effective for fiscal years beginning after December 15,1994 and generally requires all creditors to account for impaired loans at the present value of the expected future cash flows discounted at the loan's effective interest rate or at the loan's fair value based upon the underlying collateral if the loan is collateral dependent.

Factors influencing management's recognition of impairment include decline in collateral value; lack of performance under contract loan agreement terms, including evaluation of late payments or non-payment; lack of performance under other creditor's agreements or obligations (i.e. non-payment of taxes and non-payment of loans to other creditors); financial decline significantly different from status at loan inception; litigation or bankruptcy of borrower; significant change in ownership or loss of guarantors to the detriment of credit quality.

All impaired loans as recognized under the above evaluation are considered to have some probability that contract principal, interest, or both may not be repaid in full. Non-accrual loans are those impaired loans where management recognizes some probability that contract principal may not be repaid in full.

Management does not carry loans in excess of 90 days delinquent on accrual, and all such loans are classified as non-accrual. Exceptions may be made if a loan is adequately collateralized and in the process of collection. As such, SFAS No. 114 has not impacted credit risk analysis.

Charge-off policy - An asset which no longer retains any value to the Bank will be charged off immediately. Assets whose value has depreciated will be charged off in part. Potential recovery against these assets is considered marginal, and recovery is expected to be long-term. All charge-offs must be approved by management and reported to the Board of Directors. Generally, Bank policy is to aggressively pursue any likely recovery against charged-off assets.

Accounting policy for interest income recognition - Impaired loans may be on accrual if management does not foresee loss of principal in part or whole. Interest on impaired loans is not capitalized and funded by the Bank. Impaired loans on non-accrual are recognized as those which may sustain some loss of principal due to impairment of credit or collateral quality. On such loans, payments by the borrower are recorded by the Bank as a reduction of principal, and interest is not accrued as income. Interest income will only be recognized after principal is repaid in full.

Homogeneous loans - Management evaluates all loans on an individual basis for impairment and application of SFAS No. 114.

Other Real Estate Owned - Other real estate owned includes property acquired through foreclosure and is carried at the lower of cost or fair value less costs to dispose. When the property is acquired, any excess of the loan balance over the fair value less costs to dispose is charged to the allowance for loan losses. Subsequent write-downs, if any, are included in non-interest expense. Carrying costs associated with the operation and maintenance of the property are expensed as incurred through current income and included in the other expense category, net of any associated income.

Premises and Equipment, Net - Premises and equipment are stated at cost, less accumulated depreciation and amortization. Depreciation is computed on a straight-line basis over the estimated useful lives of the assets. Leasehold improvements are amortized on a straight-line basis over the shorter of the terms of the leases or the estimated useful lives of the improvements. Expenditures for maintenance and repairs are charged to expenses as incurred. Gains and losses on dispositions are reflected in current operations.

Income Taxes - The Company follows the asset and liability method of accounting for income taxes. Under the asset and liability method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which temporary differences, which are inherent in the tax filing process, are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in the tax rate is recognized in income in the current period that includes the enacted date.

Income Per Common Share - Income per common share is computed by dividing net income by the weighted average number of common shares and common share equivalents (when dilutive) outstanding during each year after giving retroactive effect to stock dividends declared. The common share equivalents of options and warrants in the computation of primary earnings per share is computed utilizing the Treasury Stock method. For purposes of this computation, the average market price of common stock during each three-month quarter included in the period being reported upon, is used, when dilutive. The ending market price of common stock is used, however, for fully diluted income per share if the ending price is higher than the average price.

(2) Cash and Due From Banks

The Company maintains various deposits in other banks. At December 31, 1996 and 1995 average cash balances reserved to meet Federal Regulatory requirements of $1,202,000 and $723,000 respectively, were maintained at the Federal Reserve Bank of Philadelphia.

(3) Investment Securities

In November 1995, the FASB issued a special report entitled "A Guide to Implementation of Statement 115 on Accounting for Certain Investments in Debt and Equity Securities," herein referred to as "Special Report." The Special Report gave the Company a one-time opportunity to reconsider its ability and intent to hold securities to maturity, and allowed the Company to transfer securities from held to maturity to other categories without tainting its remaining held to maturity securities. Management evaluated all securities held to maturity and concluded that it is the intent of management to hold these securities for an indefinite period of time or to utilize these securities for tactical asset/liability purposes and sell them from time to time to effectively manage interest rate exposure and resultant prepayment risk and liquidity needs. Accordingly, on December 29, 1995, the Company moved all of its securities classified as held to maturity with a carrying value, fair value and unrealized gain of $22,876,000, $23,644,000 and $768,000, respectively, to available for sale.

The following is a comparative summary of investment securities at December 31:

                                                               Gross           Gross
                                             Amortized       Unrealized      Unrealized     Fair
                                               Cost            Gains           Losses       Value
                                             ---------       ----------      ----------    --------
                                                            (Dollars in thousands)
1996
Securities available for sale:
  U.S. Government                            $ 5,986          $    -            ($ 50)     $ 5,936
  Mortgage-backed securities                  15,524              49             (267)      15,306
  Obligations of State and Political
    Subdivisions                                 890               -                -          890
  Other securities                             8,032               -              (54)       7,978
                                             $30,432          $   49            ($371)     $30,110
Securities held to maturity:
  U.S. Government                            $ 9,035          $  208                -      $ 9,243
  Mortgage-backed securities                  14,229               -             (214)      14,015
                                             $23,264          $  208            ($214)     $23,258
1995
Securities available for sale:
  U.S. Government                            $10,499          $   66             $  0      $10,565
  Mortgage-backed securities                  36,843             242             (274)      36,811
  Obligations of State and Political
    Subdivisions                              19,075             730                0       19,805
  Other securities                             3,451               0              (55)       3,396
                                             $69,868          $1,038            ($329)     $70,577


At December 31, 1996 a maturity distribution of the amortized cost and fair values of the investment securities is as follows:

                                                         Year Ended December 31, 1996
                                         -------------------------------------------------------------
                                         Securities Held to Maturity     Securities Available for Sale
                                         ---------------------------     -----------------------------
                                            Amortized         Fair           Amortized     Fair
                                              Cost           Value             Cost        Value
                                            ---------       -------          ---------    -------
                                                            (Dollars in thousands)
Due 1 year or less                          $     -         $     -          $     -      $     -
Due after 1 year through 5 years                  -               -            2,445        2,441
Due after 5 years through 10 years            9,035           9,243            2,581        2,574
Due after 10 years                           14,229          14,015           18,563       18,252
Federal Home Loan Bank stock                      -               -            6,441        6,441
Federal Reserve Bank stock                        -               -              402          402
                                            $23,264         $23,258          $30,432      $30,110

Securities held to maturity and available for sale of $19,220,000 as of December 31, 1996 and securities available for sale of $20,605,000 as of December 31, 1995 were pledged to secure public deposits and for other purposes as required or permitted by law.

(4) Loans

Loans at December 31, 1996 and 1995 consist of the following:

                                           1996          1995
                                        --------        --------
                                         (Dollars in thousands)

Commercial and financial                $ 79,907        $ 44,432
Real estate construction                  16,905          12,483
Residential mortgage                      23,173          25,699
Commercial mortgage                      133,908          77,701
Installment                               12,569           4,026
  Total loans                            266,462         164,341
Less allowance for loan losses             2,665           1,754
  Loans, net                            $263,797        $162,587

Included in loans receivable at December 31, 1996 and 1995 are loans amounting to $3,342,000 and $4,027,000 respectively, on which the accrual of interest has been suspended. Interest income that would have been accrued had these loans been current aggregated $370,000 and $313,000 at December 31, 1996 and 1995, respectively.

As of December 31, 1996 and 1995 the Bank had no loans to any single customer that exceeded 10% of the Bank's loan portfolio.


(5) Allowance for Loan Losses

An analysis of the allowance for loan losses for 1996, 1995 and 1994 is as follows:

                                        1996       1995      1994
                                        ------    ------   ------
                                          (Dollars in thousands)

Balance, beginning of year              $1,754    $1,400   $  980
Provision charged to operations          1,609       369      650
Recoveries                                  10        52       51
Loans charged off                         (708)      (67)    (281)
Balance, end of year                    $2,665    $1,754   $1,400


(6) Accounting for Loan Impairment

Loans aggregated for evaluation under SFAS No. 114 are those loans risk rated by the Bank as substandard and doubtful. At December 31, 1996, the recorded investment in loans for which impairment has been recognized totaled $4,175,000 of which $1,070,000 related to loans with no valuation allowance because the Bank expects repayment in full, and $3,105,000 is related to loans with a corresponding valuation allowance of $315,000. The total amount of impaired loans measured using the present value of expected future cash flows amounted to $714,000 and the total amount of impaired loans measured using the fair value of the loan's collateral amounted to $3,461,000. For the year ended December 31, 1996, the average recorded investment in impaired loans was approximately $3,523,000. The Company recognized $15,000 of interest on impaired loans on a cash basis, during the portion of the year that they were impaired.

At December 31, 1995, the recorded investment in loans for which impairment has been recognized totaled $4,027,000 of which $1,370,000 related to loans with no valuation allowance because the loans had been partially written down through charge-offs and $2,657,000 related to loans with a corresponding valuation allowance of $418,000. The total amount of impaired loans measured using the present value of expected future cash flows amounted to $209,000 and the total amount of impaired loans measured using the fair value of the loan's collateral amounted to $3,818,000. For the year ended December 31, 1995, the average recorded investment in impaired loans was approximately $3,319,000. The Company recognized $41,000 of interest on impaired loans on a cash basis, during the portion of the year that they were impaired.

(7) Loans to Related Parties

Loans to related parties include loans made to certain officers, directors and their affiliated interests. An analysis of the activity of such related party loans for 1996 is as follows:

                                                              1996
                                                    ---------------------
                                                    (Dollars in thousands)
Balance, beginning of year                                   $4,704
  Additions                                                   1,238
  Payments and other adjustments                             (1,640)
                                                             ------
Balance, end of year                                         $4,302
                                                             ======

(8) Premises and Equipment

The components of premises, furniture and equipment at December 31 were as follows:
                                                        1996    1995
                                                       ------  ------
                                                   (Dollars in thousands)

Land and buildings                                     $  407  $    -
Leasehold improvements                                  2,361   1,986
Furniture and equipment                                 4,049   3,118
                                                        6,817   5,104
Less accumulated depreciation and amortization          2,335   1,382
    Premises and equipment, net                        $4,482  $3,722


(9) Income Taxes

The components of the provision for income tax expense reflected in the financial statements are as follows:

Consolidated Statements of Income:           Years Ended December 31,
                                             ------------------------
                                              1996     1995    1994
                                             ------    ----    ----
                                             (Dollars in thousands)

Current:         Federal                     $1,382    $693    $814
         State and local                        201     109     143
  Total current income taxes                  1,583     802     957
Deferred:        Federal                       (366)    (16)   (226)
         State and local                        (84)    (21)    (75)
  Total deferred income taxes                  (450)    (37)   (301)
  Total                                      $1,133    $765    $656

Consolidated Statements of Changes
  in Stockholders' Equity:

Deferred tax attributable to unrealized
 (gains) or losses on available for sale
 securities                                  $  388 ($1,250)   $981

A reconciliation between the reported income tax expense and the amount computed by multiplying income before income tax by the Federal statutory income tax rate is as follows:

                                                         1996    1995    1994
                                                        ------   ----    ----
                                                        (Dollars in thousands)

Expected statutory income tax expense                   $1,114   $984    $745
Increase (decrease) in taxes resulting from:
  State taxes on income, net of federal tax benefit         77     58      45
  Tax-exempt income, net                                  (120)  (279)   (175)
  Other, net                                                62      2      41
Total income tax provision                              $1,133   $765    $656

Deferred tax assets and liabilities as of December 31, 1996 and 1995 consisted of the following:

                                                      1996           1995
                                                     ------          ----
                                                    (Dollars in thousands)
Deferred tax assets:
  Unrealized loss on available for sale securities   $  119          $  -
  Allowance for possible loan losses                    834           585
  Loan fees                                             314           271
  Loan interest income                                  150           101
  Other                                                  71             4
    Total deferred tax assets                         1,488           961
Deferred tax liabilities                                (15)          (57)
Unrealized gain on available for sale securities          -          (269)
Net deferred tax assets                              $1,473          $635

Net deferred tax assets are included in other assets as of December 31, 1996 and 1995. Management believes that it is more likely than not that the deferred tax assets will be realized, therefore, no valuation allowance was recorded for the deferred tax assets at December 31, 1996 or 1995.


(10) Other Non-Interest Expense
Other non-interest expense for the years ended December 31, consisted of the following:
                                                   1996    1995    1994
                                                  ------  ------  ------
                                                  (Dollars in thousands)

Communications and supplies                       $  690  $  552  $  418
Professional and other fees                          799     747     523
Business development                                 294     267     226
FDIC assessment insurance                              2     235     338
Advertising and shareholder relations                224     198     172
Directors' and Advisory Board fees                   271     241     213
Other                                                709     502     531
                                                  $2,989  $2,742  $2,421

(11) Commitments and Contingencies

Future minimum lease payments under non-cancellable operating leases at December 31, 1996 are as follows:

                                     Year ending December 31,
                                     (Dollars in thousands)
                1997                           $  905
                1998                              858
                1999                              863
                2000                              859
                2001                              820
                Thereafter                      8,818
                Total minimum lease payments  $13,123

The lease agreements on the Company's branch locations provide for the payment of real estate taxes and other expenses in addition to the base rent which is subject to annual escalation based upon a consumer price index.

Rental expense amounted to $924,000 for 1996, $667,000 for 1995 and $336,000 for 1994.

The Company is subject to claims and lawsuits which arise primarily in the ordinary course of business. Based upon information currently available and advice received from legal counsel representing the Company in connection with such claims and lawsuits, it is the opinion of Management that the disposition or ultimate determination of such claims and lawsuits will not have a material adverse effect on the results of operation and cash flows as well as the consolidated financial position of the Company.

(12) Capital Compliance

The Company and the Bank are subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory, and possibly additional discretionary, actions by regulators that, if undertaken, could have a direct material effect on the Company's financial statements. Quantitative measures established by regulation to ensure capital adequacy require the Company and the Bank to maintain minimum amounts and ratios, as set forth in the table below, of Total and Tier I capital (as defined in the regulations) to risk-weighted assets (as defined) and of Tier I capital (as defined) to average assets (as defined). Management believes, as of December 31, 1996, that the Company and the Bank meet all capital adequacy requirements to which they are subject. Under capital amounts and adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank's assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The Bank's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

The following table summarizes the risk-based and leverage capital ratios for the Company and the Bank at December 31, 1996 and December 31, 1995, as well as the regulatory required minimum capital ratios:

                                                    Regulatory Requirements
                                                -------------------------------
                               Company  Bank     Minimum     "Well Capitalized"
                               -------  -----   ---------    ------------------
As of December 31, 1996
Risk-based capital:
  Tier I capital ratio          8.81%   8.55%   4.00%          6.00%
  Total capital ratio           9.79%   9.53%   8.00%         10.00%
Leveraged ratio                 7.20%   6.98%   3.00%-5.00%    5.00% or greater
As of December 31, 1995
Risk-based capital:
  Tier I capital ratio         12.04%   9.95%   4.00%           6.00%
  Total capital ratio          13.03%  10.94%   8.00%          10.00%
Leveraged ratio                 8.87%   7.32%   3.00%-5.00%     5.00% or greater

As of December 31, 1996, the most recent notification from the Office of the Comptroller of the Currency categorized the Bank as "well capitalized" under the regulatory framework for prompt corrective action. To be categorized as "well capitalized," the Bank must maintain minimum total risk-based, Tier I risk-based, Tier I leverage ratios as set forth in the table above. As of December 31, 1996 management of the Company considers the Company to be "adequately" capitalized.

(13) Benefit Plans Savings Plan-In 1994 the Company approved a savings plan under Section 401(k) of the Internal Revenue Code. All full-time employees over the age of twenty-one who have completed one year of continuous employment with the Company are eligible to participate in the plan. Under the plan, employee contributions of up to 6% of gross salary are matched in part or total at the discretion of the Company. Such matching becomes vested when the employee reaches five years of credited service.Total savings plan expense was $20,000 for 1996, $13,000 for 1995 and $9,000 for 1994.

Stock Option Plans-The Company maintains stock option plans, pursuant to which an aggregate of 258,737 shares of Common Stock have been reserved for issuance to certain key employees and the directors of the Company and its subsidiary. Under these plans, the options are granted at not less than the fair market value of the Company's common stock on the date of grant, and expire not more than ten years after the date of grant. All options granted to employees become exercisable at the rate of 25% per year commencing on the date of grant, as do options granted to directors under the 1995 Stock Option Plan for non-employee directors.

                                         Options Outstanding
                                      --------------------------
                                       Shares    Price per share
                                      -------    ---------------
Balance, December 31, 1993
  (34,897 shares exercisable)          35,187      $8.23- 9.53
  Granted                              99,408            11.50
  Additional options issued -
    5% stock dividend                   6,723                -
Balance, December 31, 1994
  (112,112 shares exercisable)        141,318      $7.84-10.95
  Additional options issued -
    5% stock dividend                   5,781                -
  Options exercised                   (39,604)      7.47-10.66
  Options cancelled                   (10,097)           11.50
Balance, December 31, 1995
  (83,752 shares exercisable)          97,398      $8.65-10.66*
  Granted                             163,421            13.10
  Additional options issued -
    5% stock dividend                   4,587                -
  Options exercised                      (867)           10.15
  Options cancelled                    (5,802)           10.15
Balance, December 31, 1996
  (177,023 shares exercisable)         258,737     $8.24-13.10

*The weighted average price per share was $10.51 as of December 31, 1995.

The following table summarizes information about stock options outstanding at December 31, 1996:

                            Options Outstanding            Options Exercisable
                 -------------------------------------    ----------------------
                  Wgtd. Avg.     Wgtd. Avg.  Wgtd. Avg.               Wgtd. Avg.
Exercise            Number       Remaining    Exercise       Number    Exercise
 Prices          Outstanding     Contr. Life    Price     Exercisable    Price
--------         -----------     -----------  --------    -----------  --------
 $ 8.24              1,337           6.8       $ 8.24         1,337     $ 8.24
 $10.15             93,979`          6.8       $10.15        93,979     $10.15
 $13.10            163,421           8.5       $13.10        81,707     $13.10
-------            -------           ---       ------       ------      ------
 $8.24 to $13.10   258,737           7.9       $12.00       177,023     $11.50

As permitted by SFAS No. 123, "Accounting for Stock-Based Compensation", the Company has chosen to apply APB Opinion No. 25, "Accounting for Stock Issued to Employees" and related Interpretations in accounting for its Stock Option Plan. Accordingly, no compensation cost has been recognized for options granted under the Stock Option Plan. Had compensation cost for the Company's Stock Option Plan been determined based on the fair value at the grant dates, consistent with the method prescribed by SFAS No. 123, the Company's net income and earnings per share would have been as follows. However, the initial impact of the new rules, as per SFAS No. 123, may not be representative of the effect on income in future years because the options vest over several years and additional option grants may be made each year.

                                               1996
                                    --------------------------
                                    As Reported     Pro Forma
                                    -----------     -----------
                           (Dollars in thousands, except per share data)

Net income                            $2,144          $1,822
Per Common Share:
Net income - primary                  $ 1.01          $ 0.86
Net income - fully diluted            $ 1.00          $ 0.85

The weighted average fair value of options granted was $3.94 for 1996. The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model. The weighted average assumptions used for grants made in 1996 are as follows:

                                                  1996 Grants
                                                  -----------
                  Dividend yield                      3.00%
                  Expected volatility                20.00%
                  Risk-free interest rate             6.49%
                  Expected option life              5 Years

(14) Dividend Limitations

Funds for the payment of cash dividends by the Company are derived from dividends paid by the Bank to the Company. Accordingly, restrictions on the Bank's ability to pay cash dividends directly affect the payment of cash dividends by the Company. The Bank is subject to certain limitations on the amount of cash dividends that it may pay under the National Bank Act. The approval of bank regulatory authorities is required if dividends declared in any year by a national bank exceed the Bank's net profits for that year, combined with the retained profits of the Bank for the two immediately preceeding years. At December 31, 1996 the Bank could declare dividends aggregating approximately $5,579,000 without regulatory approval.

(15) Financial Instruments with Off-Balance Sheet Risk or Concentrations of Credit Risk

The Company is a party to financial instruments with off-balance sheet risk transacted in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit and standby letters of credit, which are conditional commitments issued by the Company to guarantee the performance of an obligation or service of a customer to a third party. Those instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the financial statements.

Credit policies and procedures including collateral requirements, where applicable, for commitments to extend credit and standby letters of credit are the same as those applicable to loans and the credit risk associated with these instruments is considered in management's assessment of the adequacy of the allowance for loan losses.

The Company's predominent focus has been in commercial lending within the state of New Jersey. As a result, the Bank's credit risk is concentrated in the state of New Jersey and is dependent on general economics of the state as well as housing and commercial development starts, building occupancy rates and real estate values.

Financial instruments whose contract amounts represent credit risk which are not reflected in the accompanying financial statements as of December 31, 1996 and 1995 consist of the following:

                                         1996      1995
                                       -------    -------
                                     (Dollars in thousands)
Commercial and other unused
  commitments                          $30,062    $25,363
Home equity unused lines                 7,489      6,259
Standby letters of credit                8,329      4,018
                                       $45,880    $35,640
Rate structure:
  Variable rate                        $38,195    $34,746
  Fixed rate                             7,685        894
Range of fixed rate instruments:
  High                                   16.00%     13.50%
  Low                                     6.00%      6.60%

(16) Short-Term Borrowings

At December 31, 1996 and 1995, short-term borrowings consist of the following:

                                        1996            1995
                                      --------        --------
Overnight Federal funds purchased
  - balance                            $1,000         $11,500
  - weighted average rate                7.38%           5.26%
  - maturity date                     1/02/97         1/02/96
Term advances from FHLB-NY
  - balance             -                   -          $6,000
  - weighted average rate                   -            5.80%
  - maturity date                           -         1/22/96

At December 31, 1996, the Bank has an overnight line of credit with the Federal Home Loan Bank-New York ("FHLB-NY") for $12,524,000 of which $1,000,000 was advanced. The Bank also has other overnight lines of credit with other institutions amounting to $5,500,000 of which $-0- was advanced at December 31, 1996. The Company had no overnight or short-term borrowings at December 31, 1994.

The Bank may obtain advances from the FHLB-NY which are collateralized by a blanket assignment of the Bank's unpledged qualifying mortgage loan portfolio, mortgage-backed security portfolio and investments in the stock of the FHLB-NY. The maximum amount that the FHLB-NY will advance, for purposes other than meeting withdrawals, fluctuates from time to time in accordance with the policies of the FHLB-NY.


(17) Long-Term Debt

At December 31, 1996, long-term debt consists of the following:

                                               1996
                                              -------
                                       (Dollars in thousands)
6.27% fixed rate term borrowing with
  FHLB-NY, due 4/22/98                        $10,000
6.50% fixed rate repurchase agreement,
  due 4/19/99                                   4,425
                                              $14,425

The company had no long-term debt at December 31, 1995 or December 31, 1994.

(18) Stock Warrants

On August 16, 1994 the Company issued, through a public offering, 690,000 units. Each unit consisted of one share of common stock and one warrant to purchase one share of common stock at an exercise price of $15.09 for a period of three years from the date of issuance. As adjusted for the Company's 1997, 1996 and 1995 5% stock dividends and exercised warrants, there are 600,756 warrants outstanding which are convertible into 695,450 shares of common stock at an exercise price of $13.04 per share of common stock, at December 31, 1996.

(19) Fair Value of Financial Instruments

Statement of Financial Accounting Standards No. 107, ("SFAS 107") "Disclosure About Fair Value of Financial Instruments," requires that the Company disclose estimated fair values for its financial instruments. The fair value of a financial instrument is the amount at which the instrument could be exchanged in a current transaction between willing parties, other than a forced liquidation sale. Fair value estimates, methods and assumptions are set forth below.

Cash and cash equivalents accrued interest receivable and accrued interest payable. The carrying amounts for cash and cash equivalents, accrued interest receivable and accrued interest payable approximate fair value because they mature or are due in three months or less.

Securities available for sale. The fair value for securities available for sale are based on quoted market prices or dealer prices, if available. If quoted market prices are not available, fair value is estimated using quoted market prices for similar securities.

Loans receivable. The fair value of loans receivable is estimated by discounting the future cash flows, using the current rates at which similar loans would be made to borrowers with similar credit ratings and for the same remaining maturities of such loans.

Deposits. The fair value of demand and savings accounts is equal to the amount payable on demand at the reporting date. The fair value of certificates of deposit is estimated using rates currently offered for deposits of similar remaining maturities. The fair value estimates do not include the benefit that results from the low-cost funding provided by deposit liabilities compared to the cost of borrowing funds in the market.

Borrowed money. The fair value of borrowed money is estimated using the rates currently available to the Bank for debt with similar terms and remaining maturities. The carrying amounts for short term borrowed money approximate the fair value because the maturities are 30 days or less.

Commitments to originate loans. The fair value of commitments to originate loans is estimated using fees currently charged to enter into similar agreements taking into account the remaining terms of the agreements and the present creditworthiness of the counterparties. For fixed rate loan commitments, fair value also considers the difference between current levels of interest and the committed rates. As of December 31, 1996 and December 31, 1995 the fair value of these commitments was immaterial.

The carrying amounts and estimated fair values of the Company's financial instruments at December 31, 1996 and December 31, 1995 are as follows:

                                                       December 31, 1996                           December 31, 1995
                                              --------------------------------------      --------------------------------------
                                              Carrying Amount   Estimated Fair Value      Carrying Amount   Estimated Fair Value
                                              ---------------   --------------------      ---------------   --------------------
                                                                          (Dollars in thousands)
Financial Assets:
  Cash and cash equivalents                       $ 16,745          $ 16,745                 $ 10,207           $ 10,207
  Securities available for sale                     30,110            30,110                   70,577             70,577
  Securities held to maturity                       23,264            23,258                        -                  -
  Loans, net                                       263,797           259,658                  162,587            161,499
  Accrued interest receivable                        1,994             1,994                    1,842              1,842

Financial Liabilities:
  Deposits:
  Non-interest bearing demand deposits             42,372             42,372                 $ 40,944           $ 40,944
  Savings deposits                                 139,671           139,671                   70,430             70,430
  Certificates of deposit and other time deposits  120,519           121,198                   98,827             99,131
  Short-term borrowings                              1,000             1,000                   17,500             17,500
  Long-term debt                                    14,425            14,473                        -                  -
  Accrued interest payable                             715               715                      484                484

Limitations-The fair value estimates are made at a discrete point in time based on the relevant market information and information about the financial instruments. Fair value estimates are based on judgements regarding future expected loss experience, current economic conditions, risk characteristics of various financial instruments, and other factors. These estimates are subjective in nature and involve uncertainties and matters of significant judgement and, therefore, cannot be determined with precision. Changes in assumptions could significantly affect the estimates. Further, the foregoing estimates may not reflect the actual amount that could be realized if all or substantially all of the financial instruments were offered for sale. This is due to the fact that no market exists for a sizable portion of the loan, deposit and off balance sheet instruments.

In addition, the fair value estimates are based on existing on-and-off balance sheet financial instruments without attempting to estimate the value of the anticipated future business, and the value of assets and liabilities that are not considered financial instruments. In addition, the tax ramifications related to the realization of the unrealized gains and losses can have a significant effect on fair value estimates and have not been considered in any of the estimates.

Finally, reasonable comparability between financial institutions may not be likely due to the wide range of permitted valuation techniques and numerous estimates, which must be made given the absence of active secondary markets for many of the financial instruments. This lack of uniform valuation methodologies introduces a greater degree of subjectivity to these estimated fair values.

(20) Merger Agreement Terminated

On January 15, 1997 Carnegie Bancorp announced the termination of the Amended and Restated Agreement and Plan of Merger that had provided for the merger of Regent Bancshares Corp. into Carnegie Bancorp and the concurrent merger of each company's respective subsidiary banks.

(21) Subsequent Event

In January 1997, the Board of Directors declared both a cash dividend and stock dividend. Stockholders of record on February 12, 1997 will receive a 5% stock dividend on March 19, 1997. Stockholders of record on February 19, 1997 will receive a $.14 per share cash dividend on March 19, 1997. Weighted average shares outstanding and earnings per share have been retroactively adjusted to reflect the stock dividend.

(22) Summary of Quarterly Results (Unaudited)

The following summarizes the results of operations during 1996, on a quarterly basis, for Carnegie Bancorp and Subsidiary.

                                                            1996
                                           -------------------------------------
                                           Fourth     Third    Second     First
                                           Quarter   Quarter   Quarter   Quarter
                                           -------   -------   -------   -------
                                   (Dollars in thousands, except per share data)

Interest income ........................    $7,261    $6,247    $5,612    $5,344
Interest expense .......................     3,420     2,682     2,455     2,327
Net interest income ....................     3,841     3,565     3,157     3,017
Provision for loan losses ..............       448       668       321       172
Net interest income
   after provision for loan losses .....     3,393     2,897     2,836     2,845
Net security transactions ..............      --          82        95       128
Other non-interest income ..............       197       194       493       171
Other non-interest expense .............     2,706     2,500     2,568     2,280
Income before income taxes .............       884       673       856       864
Income taxes ...........................       328       255       292       258
Net income .............................    $  556    $  418    $  564    $  606
Net income per share:
  Primary ..............................    $ 0.25    $ 0.20    $ 0.27    $ 0.29
  Fully diluted ........................    $ 0.25    $ 0.19    $ 0.27    $ 0.29


(23) Recently Issued Accounting Standards

FASB has issued SFAS No. 125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities", as amended by SFAS No. 127, "Deferral of the Effective Date of Certain Provisions of SFAS 125", effective for transfers and servicing of financial assets and extinguishments of liabilities occurring after December 31, 1996. Earlier or retroactive application is not permitted. This Statement provides accounting and reporting standards for transfers and servicing of financial assets and extinguishments of liabilities based on consistent application of a financial-components approach that focuses on control. Adoption of this pronouncement is not expected to have a material impact on the Company's consolidated financial statements.

Selected Consoldated Financial Data

The selected consolidated financial data set forth at and for each of the five years presented below, except for the "Performance Ratios", "Net charge-offs (recoveries) to average loans" and "Leverage capital", are derived from the audited consolidated financial statements of the Company. The selected consolidated financial information should be read in conjunction with the consolidated financial statements of the Company and the accompanying notes thereto, which are presented elsewhere herein.

                                                                       Year Ended December 31,
                                                    -------------------------------------------------------------
                                                        1996        1995         1994        1993        1992
                                                    ----------   ----------   ----------  ----------  -----------
                                                             (Dollars in thousands, except per share data)
Income Statement Data:
Interest income                                     $   24,464   $   18,706   $   13,555  $    9,877  $    8,217
Interest expense                                        10,884        8,464        5,149       3,639       3,451
                                                    ----------   ----------   ----------  ----------  ----------
Net interest income                                     13,580       10,242        8,406       6,238       4,766
Provision for loan losses                                1,609          369          650         429         476
Net interest income after provision for loan
  losses                                                11,971        9,873        7,756       5,809       4,290
Non-interest income                                      1,360          744          495         471         607
Non-interest expense                                    10,054        7,724        6,056       4,696       3,399
Income before income taxes                               3,277        2,893        2,195       1,584       1,498
Income tax expense                                       1,133          765          656         520         485
Net income                                          $    2,144   $    2,128    $   1,539  $    1,064  $    1,013
Per Share Dat
Net income - primary                                $     1.01   $     1.08    $    1.11  $     0.98  $     0.93
         - fully diluted                                  1.00         1.07         1.11        0.98        0.93
Cash dividends (1)                                        0.49         0.48         0.40        0.32        0.24
Book value                                               11.65        11.27         9.56        9.90        9.19
Weighted average shares outstanding:
         - primary                                   2,124,807    1,972,776    1,381,622   1,090,471   1,090,471
         - fully diluted                             2,141,706    1,990,386    1,381,622   1,090,471   1,090,471
Balance Sheet Data:
Total assets                                        $  343,357   $  250,562   $  195,654  $  154,363  $  119,478
Federal funds sold                                           -            -            -       2,350      11,345
Loans, net                                             263,797      162,587      138,897     116,266      80,811
Investment securities                                   53,374       70,577       44,920      28,728      21,496
Deposits                                               302,562      210,201      176,789     143,178     108,214
Stockholders' equity                                    23,742       21,794       18,056      10,798      10,021
Average equity to average total assets                    7.75%        8.84%        7.67%       7.10%       9.25%
Performance Ratios:
Return on average assets                                  0.75%        0.95%        0.87%       0.81%       0.98%
Return on average stockholders' equity                    9.68%       10.72%       11.39%      11.38%      10.60%
Net interest margin (2)                                   5.11%        5.02%        5.16%       5.08%       4.93%
Ratio of earnings to fixed charges (3)                    1.29         1.33         1.42        1.42        1.42
Asset Quality Ratios:
Allowance for loan losses to total loans                  1.00%        1.07%        1.00%       0.84%       0.99%
Allowance for loan losses to non-accrual loans           79.74%       43.56%       67.80%      30.44%      34.42%
Non-performing loans to total loans                       1.25%        2.45%        1.47%       2.75%       2.87%
Non-performing assets to total assets                     1.11%        1.61%        1.06%       2.09%       1.96%
Net charge-offs (recoveries) to average loans             0.34%        0.01%        0.19%       0.28%       0.35%
Liquidity and Capital Ratios:
Dividend payout                                          48.56%       44.50%       35.91%      32.80%      25.84%
Loans to deposits                                        88.07%       78.18%       79.36%      81.89%      75.42%
Tier I risk-based capital                                 8.81%       12.04%       14.06%       9.61%      13.10%
Total risk-based capital                                  9.79%       13.03%       15.06%      10.48%      14.16%
Leverage capital                                          7.20%        8.87%       10.47%       8.20%       8.40%

(1) Cash dividends per share have not been restated for stock dividends.
(2) Yields on tax-exempt obligations have been computed on a fully tax-equivalent basis, assuming a Federal income tax rate of 34%.
(3) The ratio of earnings to fixed charges is calculated by dividing income from continuing operations before fixed charges and income taxes ("earnings") by fixed charges. Fixed charges consist of interest expense and that portion of rental expense that the Company believes to be representative of interest.

BOARD OF DIRECTORS AND OFFICERS

Theodore H. Dolci, Jr.
Ted Dolci Excavating, Inc.

Michael E. Golden
First Colonial Securities Group, Inc.
Vice Chairman of the Board
Carnegie Bank, N.A.

Thomas L. Gray, Jr.
President and Chief Executive Officer
Carnegie Bank, N.A.

Bruce A. Mahon
Retired Chairman
McCay Real Estate Group
Chairman of the Board
Carnegie Bank, N.A.

Joseph J. Oakes, III
Acorn Financial Services

James E. Quackenbush
Certified Public Accountant, Retired

Steven L. Shapiro, CPA, PFS
Alloy, Silverstein, Shapiro, Adams,
Mulford & Co.

Mark A. Wolters
Executive Vice President
Carnegie Bank, N.A.

Shelley M. Zeiger
Zeiger Enterprises, Inc.


HONORARY DIRECTOR

Emil H. Block, Esquire
Attorney at Law

OFFICERS

Thomas L. Gray, Jr.
President and Chief Executive Officer

Mark A. Wolters
Executive Vice President

Richard P. Rosa
Senior Vice Presient and
Chief Financial Officer

Floyd P. Haggar
Senior Vice President and
Senior Loan Officer

Lauretta Lucchesi
Senior Vice President

Edward E. Benson
Vice President

Michael Bis
Vice President and
Controller


Brian Christie
Vice President

Paul R. Cohen
Vice President

Richard Embley
Vice President

Gerard Franz
Vice President

Suzanne Macdonald
Vice President

William MacDonald
Vice President

Christine Orben
Vice President

Elizabeth A. Roberts
Vice President

Robert Thompson
Vice President

Christopher M. Tonkovich
Vice President

Mark P. Whittaker
Vice President

Eileen Wolfe
Vice President

Jennifer Bizub
Assistant Vice President


Marjorie A. Callahan
Assistant Vice President



Patricia A. Lipke
Assistant Vice President

Leigh Martin
Assistant Vice President

Leonard P. Prevo
Assistant Vice President

Theresa D. Rose
Assistant Vice President

John H. Selenko
Assistant Vice President

Catherine Shrope-Mok
Assistant Vice President

Kimberley Skripak
Assistant Vice President

Maureen E. Witt
Assistant Vice President

Cynthia Aust
Assistant Cashier

Walter Darr
Assistant Cashier

Riquel Dawson
Assistant Cashier

Joanne Epps
Assistant Cashier

Maryellen Kasper
Assistant Cashier

Ellen Loria
Assistant Cashier

Theresa M. Macor
Assistant Cashier

Debra A. Morreale
Assistant Cashier

Bernadette Pietras
Assistant Cashier

Bonnie S. Rendina
Assistant Cashier

Jeffrey Siebold
Assistant Cashier

Elizabeth Tamasi
Assistant Cashier

BUSINESS DEVELOPMENT COMMITTEES

PRINCETON

Imtiaz Ahmad, M.D., F.A.C.S.
Cardiothoracic & Vascular Associates, P.A.

Robert P. Avolio, Esquire
Avolio & Hanlon, P.C.

Stephen C. Brame, Esquire
Attorney at Law

Dennis r. Casale, Esquire
Jamieson, Moore, Peskin & Spicer

James Clingham
Galaxis Holding GmbH

Esmond S. Druker
Druker, Rahl & Fein

Kenneth Larini
Larini's Service Center

Arthur W. Perry, M.D., F.A.C.S.
Plastic and Reconstructive Surgery

Robert Petras
McCay Corporation

William Robertshaw
Williamson Construction Company

Steven E. Some
Capital Public Affairs, Inc.

HAMILTON

LeRoi Banks, GRI
ROI Realty

James E. Bartolomei, CPA
Bartolomei & Associates

Vincent Civale, CPA
Civale, Silvestri & Alfieri

Nadine S. Fischer
Nadia Communications

Paul M. Fischer, D.C.
Fischer Chiropractic Center

Lois Christiansen Havard
TLC Design

Sidney L. Hofing, Esquire
The Eagle Group, Inc.

Anthony M. Massi, Esquire
Paglione & Massi

Louis Tsarouhas, M.D.
Mercerville Medical Associates

MARLTON

Brian D. Baratz, CPA
Baratz & Associates, P.A.

Harvey S. Benn, D.O.
Internal Medicine & Rheumatology

Myron Buchman
Gentle Bear Enterprises, Inc.

John A. DeFalco, Esquire
Attorney at Law

James L. Greene
Infinity Title Agency, Inc.

Marc R. Isdaner
Lanard & Axilbund Colliers International

Clyde N. Lattimer
C.N. Lattimer & Son Construction
Company, Inc.

Morris Starkman, Esquire
Starkman & Nadel

Eric Swift
Total Product Supply, Inc.

Karen Williams, Esquire
Jasinski & Paranac


DENVILLE

Kenneth M. Courey
S.S.M. Health Care Corp.

Harry J. Hayes
Allstate Insurance Company

Steven N. Kaplan, CPA
Steven N. Kaplan & Company

Bruce A. McCarter
McCarter's Getty

Wayne Norman
Re/Max-Leading Edge Realtors

Ronald F. Pitman, Esquire
Pitman, Senesky, Nicola & Selitto

William D. Richards
Richards & Summers, Inc.

John Strydesky, CPA
Strydesky & Company

Larry I. Wiener, Esquire
Wiener & Binder

TOMS RIVER

Timothy Gillen
Gillen Realty Inc.

Harry Jay Levin, Esquire
Levin, Rosen & Pollock

Gary V. Lotano
Lotano Development, Inc.

Matthew Smith
O'Donnell, Stanton & Associates, Inc.

Deborah M. Williams
D.W. Realty Group, Inc.

Massimo F. Yezzi, Jr.
Yezzi Associates

Henry Yu, M.D.
Internal Medicine


MONTGOMERY

Marie Gallagher
IT Travel of Princeton

Cosmo Iacavazzi
Reep, Inc.

Arthur C. Liese
Collins Group

Hal W. Mandel
Greenbaum, Rowe, Smith, Ravin & Davis

Joseph L. Mazotas
Mazotas & Benner

Bruce Meier
Ewing Leasing Co., Inc.

Douglas K. Merritt
Alfred H. Merritt Agency

Douglas M. Rhoda
Somerset Data Forms

Leonard Smith
Withum, Smith & Brown

FLEMINGTON

George Muller
Flemington Cut Glass Company

Jerry Jaremenko
Kries Jeweler

George E. Michael, Jr.
Georgetown Builders

James H. Knox, Esquire
Gebhardt & Kiefer, PA

Rosalin Petrucci
J.G. Petrucci Co., Inc.

Robert Wise
Hunterdon Medical Center

Robert Hornby, Esquire
Attorney at Law

STOCKHOLDER INFORMATION
COMMON STOCK

Carnegie Bancorp stock is traded over-the-counter and quoted by the National Association of Securities Dealers through the NASDAQ National Market System. The NASDAQ symbol for Carnegie Bancorp common stock is CBNJ. During 1996, monthly trading volume averaged approximately 90,263 shares. As of December 31, 1996, there were 622 registered holders of common stock.

The following table presents the sale price range and dividends per share for the eight quarters ended December 31, 1996. These prices reflect actual transactions, exclusive of commissions. The high and low bid prices and the cash dividends per share have not been adjusted for stock dividends.

Common Stock Price Range
                         High    Low   Dividend
                        ------  ------ --------
1996    First Quarter   $18.00  $15.75  $0.12
        Second Quarter   16.25   14.25   0.12
        Third Quarter    17.13   15.00   0.12
        Fourth Quarter   20.13   16.75   0.13
1995    First Quarter   $12.75  $11.00  $0.12
        Second Quarter   14.25   12.25   0.12
        Third Quarter    16.50   13.75   0.12
        Fourth Quarter   16.87   15.50   0.12

A dividend reinvestment and stock purchase plan is available for stockholders who wish to increase their holdings. Under the plan, quarterly dividends may be reinvested in CBNJ common stock at market value. In addition, optional cash investments of not less than $25 nor more than $5,000 per quarterly investment period may be made in common stock, at market value, without incurring a commission or fee. Interested stockholders should contact Thomas L. Gray, Jr., President at 609-243-7500 for additional information regarding the dividend reinvestment plan.

STOCKHOLDER AND
GENERAL INQUIRIES
Thomas L. Gray, Jr.
President
Carnegie Bancorp
619 Alexander Road
Princeton, New Jersey 08540
(609) 243-7500

STOCK TRANSFER AGENT
Registrar & Transfer Company
10 Commerce Drive
Cranford, New Jersey 07016
1-800-368-5948

STOCK LISTING
The common stock is traded on the NASDAQ
 National Market System, Symbol: CBNJ for common stock and CBNJW for warrants.

ANNUAL AND OTHER REPORTS

The Company is required to file an Annual Report on Form
10-KSB for its fiscal year ended December 31, 1996 with the Securities and Exchange Commission (SEC). Copies of the Annual Report and the Company's Quarterly Reports
(excluding certain exhibits) may be obtained without charge by contacting Thomas L. Gray, Jr., President, Carnegie
Bancorp, 619 Alexander Road, Princeton, NJ 08540.